SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated November 22, 2004

                           Commission File No. 1-14838
                                 ---------------

                                     Rhodia
                              (Name of Registrant)


                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                                 ---------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: Rhodia's Operating and Financial Review and Prospects for the first nine months of 2004; interim unaudited consolidated information as of September
                30, 2004; and ratio of earnings to fixed charges



  Incorporated by reference into Rhodia's Registration Statements on Form F-4
                      (Reg. No. 333-107379 and 333-116215)

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


The following discussion should be read in conjunction with our condensed consolidated financial statements and the notes thereto for the nine months ended September 30, 2004, attached hereto; and our annual consolidated financial statements for the three years ended and at December 31, 2003 ("Consolidated Financial Statements") and "Item 5. Operating and Financial Review and Prospects" in our annual report for the year ended December 31, 2003 on Form 20-F ("Form 20-F"). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections "--Recent Developments - Assets Disposals" and "--Liquidity and Capital Resources". Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements, in addition to the factors set forth below, see "Cautionary Note Regarding Forward-Looking Statements" below and "Item 3. Key Information--Risk Factors" included in our Form 20-F, as updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.


Overview of the first nine months of 2004

Our net sales in the first nine months of 2004 decreased 2.1% compared with the first nine months of 2003, declining from (euro)4,135 million in the first nine months of 2003 to (euro)4,048 million in the first nine months of 2004. We recorded operating losses of (euro)80 million in the first nine months of 2004, compared with (euro)143 million in the first nine months of 2003. Our net loss for the first nine months of 2004 totaled (euro)157 million compared with a net loss of (euro)1,178 million for the first nine months of 2003.

Seven principal factors affected our operating results during the first nine months of 2004. These factors influenced the performance of most of our nine Enterprises to varying degrees:

     o Changes in the scope of consolidation, primarily reflecting asset disposals completed in 2003 and 2004, accounted for a 4.1% decrease in net sales as well as a (euro)30 million increase in operating income.
     o The increase in the value of the Euro relative to other currencies, in particular the U.S. dollar, had a negative impact of 4.4% on our net sales and (euro)53 million on our operating income.
     o Increased demand caused an increase in volume in most market segments. This volume increase accounted for an increase of approximately
          (euro)107 million in our operating income.
     o Selling prices were increased through an aggressive policy to reflect the significant increase of costs of raw materials. This impact of these actions plans accounted for an increase in our operating income of approximately (euro)44 million.
     o The higher costs of raw materials, in particular petrochemical commodities prices, had a negative impact of approximately (euro)99 million on our operating income.
     o The first effects of our productivity plans, which had a positive impact of approximately (euro)52 million on our operating income.
     o The restructuring charges linked to our productivity plan had a negative impact of approximately (euro)66 million on our operating income.

These factors impacted our financial performance, which has improved pre-restructuring, resulting from our significant efforts to reduce our fixed costs and grow our volumes despite the strong decline in value of the U.S. dollar compared to the Euro both in conversion and in transaction impacts and the significant increase of petrochemical raw materials.


Recent Developments

Refinancing Plan

As a result of our significant recent losses, diminished stockholders' equity, high level of indebtedness, and liquidity needs, we implemented a recapitalization and refinancing plan designed to strengthen our capital structure and balance sheet and extend the maturity of our outstanding indebtedness. After having renegotiated the majority of our credit facilities with our principal lenders in December 2003 under a Secured Co-ordination Agreement ("SCA"), completed actions under our refinancing and recapitalization plan include the following:

     o a high yield bond offering, which we completed on May 17, 2004 and which generated gross proceeds of (euro)700 million;
     o a rights offering of 448,272,970 new shares, which we completed on May 7, 2004 and which generated gross proceeds of (euro)471 million;
     o borrowings under a (euro)758 million credit facility (the "Refinancing Facilities Agreement" or "RFA "), signed with certain of the SCA lenders on March 31, 2004, in replacement of approximately (euro)885 million (of which (euro)135 million relates to unconsolidated indebtedness) of pre-existing credit facilities covered by the SCA as of December 31, 2003. On May 14, 2004, we repaid in full the amounts borrowed under the SCA and terminated the SCA and we drew down
          (euro)563 million under the RFA's (euro)639 million medium-term credit facility and cancelled in full the (euro)119 million RFA short-term credit facility. (Since then we repaid a significant part of the RFA which remains available for a total maximum amount of (euro)565 million including the part drawn from time to time.)
     o an offer to purchase to holders located outside the United States of our Euro Medium Term Notes maturing in 2005 at 102.5% of par (which closed on June 11, 2004 and resulted in the repayment of (euro)451 million in aggregate principal amount of notes);
     o prepayment of the U.S. private placement notes ($290 million), including a make-whole payment ($84 million);
     o    partial prepayment of other indebtedness ((euro)62 million), including
          (euro)47 million relating to our capital leases; and
     o payment of fees and expenses relating to the high yield bond offering, the rights offering and the offer to purchase the 2005 Euro Medium Term Notes ((euro)55 million).

Asset Disposals

On March 10, 2004, we signed a purchase agreement with Danisco for the sale of part of our food ingredients business, which includes our cultures, hydrocolloids and a portion of our food safety products activities, for gross proceeds of (euro)320 million, subject to receipt of necessary regulatory approvals (including with respect to the transfer of a production site) and possible closing price adjustments (relating to net debt, working capital and such transfer).

On April 22, 2004, we announced the following developments regarding our divestiture program:

     o the sale of our 50% share in the Chilean company Extractos Naturales Gelymar SA to our joint venture partners. Extractos Naturales Gelymar SA had sales of $16.9 million in 2003 and is a Chilean producer and distributor of carrageenans.
     o the signing of an agreement with Thermphos International to negotiate on an exclusive basis the sale of our European specialty phosphates business. This business generated net sales of (euro)67 million in 2003. It produces and sells phosphates for use in a wide variety of applications, including food, pharmaceuticals, detergents, water and metal treatment. We finalized this sale on June 30.
     o the signing of an agreement in principle for the sale of our Rhodia Research property in Aubervilliers, France, to the Compagnie des Entrepots et Magasins Generaux de la Ville de Paris. We finalized this sale on June 30, 2004. We simultaneously entered into a nine-year commercial lease with the buyer.

On May 25, 2004, we announced the signature of a letter of intent with Feralco AB for the sale of our potable and wastewater treatment business. Principally present in the European market, this business generated sales in 2003 of
(euro)26.5 million.

On June 1, 2004, we announced that we had finalized the sale of part of our food ingredients business (which includes our cultures, hydrocolloids and a portion of our food safety product activities) to Danisco for gross proceeds of approximately (euro)320 million. The food ingredients business generated sales of approximately (euro)211 million in 2003 and employs approximately 860 people.

On June 10, 2004, we signed a purchase agreement with Bain Capital for the sale of our North American specialty phosphates business for gross proceeds of approximately $530 million. The business produces phosphoric acid and phosphates for use in a wide variety of industrial applications, including food, pharmaceuticals, water and metal treatment, horticulture, textiles and detergents. It had total net sales of approximately
(euro)400 million in 2003 and employs approximately 1,075 people.

On August 6, 2004, we finalized the sale of our potable and wastewater treatment business to Feralco after having signed a letter of intent on May 25. Mainly targeting the European market, this business includes aluminum salts and polyaluminum chloride products, used primarily in the water treatment markets. It generated sales in 2003 of (euro)26.5 million.

On August 13, 2004, we finalized the sale of our North American specialty phosphates business in accordance with the agreement signed on June 10th with Bain Capital.

The enterprise value (acquisition price plus transferred debt) of divestitures made in 2004, amounted to approximately (euro)860 million, subject to closing adjustments. . After closing adjustments, various fees and taxes, net proceeds from divestitures in 2004 totaled approximately (euro)760 million, (euro)60 million greater than the (euro)700 million objective.

The contribution to our results made by our divested businesses in the first nine months of 2004 or in process of divestment as of September 30, 2004 is summarized at Note 13-Discountinued operations to the interim consolidated financial statements.


Reorganization of our Enterprises

Our business structure in the first nine months of 2004 has been reduced from the 17 enterprises we identified for reporting purposes in 2003 to nine as follows:

     o our HPCII, Acetow, PPMC, Perfumery Performance & Agrochemicals, PPD, Eco Services and Rhodia Pharma Solutions enterprises remain separate enterprises, with the European activities of our former Intermediates enterprise rolled into PPMC, and the Food Ingredients and Specialty Phosphates enterprises (through divestiture) rolled into PPD and called PPF;
     o our former Textile Yarns, Polyamide Intermediates & Polymers, Technical Fibers & Industrial Yarns, and Engineering Plastics enterprises are combined with the Brazilian activities of our former Intermediates enterprise to form a single Polyamide enterprise; and
     o our former Electronics & Catalysis enterprise is combined with our former Silicones and Rhodia Silica Systems enterprises to form a new Rare Earths, Silicones and Silica Systems enterprise ("RE3S").

Transition to International Financial Reporting Standards ("IFRS")

We are finalizing our analysis of the new IFRS standards and identification of divergences. We have not identified any significant potential divergences other than those mentioned in our Annual Report as filed with the French financial market regulatory authority with respect to the year ended December 31, 2003.

As of the date hereof, we are finalizing our evaluation of the impacts of the following three principal standards:

     o IAS 19, Employee Benefits: We will apply this standard by providing for the fair value of all of our obligations pursuant to this standard as of January 1, 2004, which will significantly diminish our shareholders' equity;

     o IAS 38, Intangible Assets: We are working on installing information systems that will allow us to distinguish between development costs that are intangible assets, assuming that the criteria in this standard are met, from research costs which will be charged to expense; and

     o IAS 16, Property, Plant and Equipment: We are finalizing the inventory of our property, plant and equipment required for the application of this standard, including the accounting by component.

Our accounting and corporate finance teams at subsidiaries have been given training on applicable IFRS during the first nine months of 2004 to assist them in establishing an opening balance sheet under the new accounting standards. A training manual was established which has been distributed internally. The financial manual and the consolidation procedures are being adapted by the corporate finance team.

We continue to work towards finalizing our evaluation of the impact these norms will have on the Group pursuant to the previously announced schedule.

Legal proceedings


We are involved in certain litigation in the normal course of business, involving primarily product liability claims, claims by the buyers of businesses previously sold by us and civil liability compensation claims related to chemical products sold in the marketplace. We believe that there are no new significant actions in which we would be required to record a provision other than those disclosed in Note 25 to the 2003 audited consolidated financial statements, except for the claims and proceedings described hereafter and in
Note 12(d) to the interim unaudited consolidated financial statements included elsewhere herein.

On October 25, 2004, Chloralp was ordered by judgement of the Tribunal de Grande Instance de Grenoble to resume supply of chlorine to Rhodia Intermediaires' TDI unit as soon as we demonstrate a security deposit of (euro)41 million. Simultaneously to renewal of chlorine deliveries, we had appealed the decision. Prior to the judgement, we made an offer to Chloralp's sole shareholder, LaRoche Industries, to purchase Chloralp. Discussions continue between the two companies.

In connection with the proceeding against Aventis and certain members of our board of directors before the Tribunal de Commerce de Paris, Edouard Stern and Finance and Trading Ltd., a company of which he is a director, recently withdrew their claims for personal damages from the Paris court. Finance and Trading refiled this personal damage claim with the Supreme Court of the State of New York; another shareholder (Lakonia Management Limited) joined in this proceeding. They claim damages of more than (euro)60 million. On August 12, 2004, we received official notification that we are a defendant in the New York proceeding, along with Aventis and certain members of our board of directors.

We received on November 8, 2004 a claim from Innophos, Inc. that originates from the Mexican National Water Commission related to water usage at the Coatzacoalcos plant during the 1998-2002 time period. The Coatzacoalcos plant was included in our sale of the North American specialty phosphates business to Innophos, Inc in August 2004. We are reviewing this claim for approximately $130 million (in fees, interest and penalties) and our relationship to the terms of the sale. We are currently in contact with Innophos regarding this claim and are unable to provide further details while our initial assessment is underway.

Consolidated Operating Results for the first nine months of 2003 and the first nine months of 2004

The table below sets forth an analysis of our operating income for the nine months ended September 30, 2003 and 2004.


                                                        First nine    First nine
                                                         months of     months of
                                                            2003          2004
                                                        ----------    ----------
                                                            ((euro) millions)
Net sales ..........................................       4,135         4,048
Production costs and expenses ......................     (3,200)       (3,180)
Administrative and selling expenses ................       (469)         (408)
Research and development expenses ..................       (143)         (125)
Restructuring and environmental costs ..............        (44)         (106)
Depreciation and amortization ......................       (422)         (309)
Operating income ...................................       (143)          (80)

Net sales

Net sales declined 2.1% from (euro)4,135 million in the first nine months of 2003 to (euro)4,048 million in the first nine months of 2004. This decline reflects a number of factors: negative impacts of 4.1% from changes in our scope of consolidation (mainly driven by the sale of our Food Ingredients Business to Danisco in May 2004, our European phosphates Business to Thermphos International in June 2004, our North American phosphates Business to Bain Capital in August 2004 and our polyurethane flame retardants business to Albermarle in July 2003), 4.4% from changes in exchange rates (3.2% from conversion and 1.2% from transactional impacts). Changes in volumes and increase in average selling prices positively affected our net sales by respectively 5.3% and 1.1%.

The table below sets forth our estimates of the effect of changes in the scope of consolidation, exchange rates, price and volume on our consolidated net sales by enterprise for the first nine months ended June 30, 2003 and 2004.

                              First nine                                                      First nine
                               months of                                                       months of
                                 2003                                                            2004
                              Historical       Scope of     Exchange                          Historical
                               Net Sales    Consolidation     Rates      Volume      Price     Net Sales
                              ----------    -------------   --------     ------      -----    ----------
                                                   ((euro) millions, except percentages)
Polyamide(1) .................     1,025            0.3%      (3.5)%      11.5%       2.7%        1,139
Eco Services(1)...............       163            0.0%      (9.3)%       2.3%       3.3%          157
Acetow(1) ....................       325            0.0%      (7.4)%       1.3%     (2.3)%          298
PPF(1)........................       851         (19.4)%      (4.3)%       4.2%       1.9%          701
HPCII(1)......................       463          (3.4)%      (5.5)%       7.9%       1.2%          464
PPMC(1).......................       400          (3.2)%      (2.9)%       2.4%       2.7%          396
RE3S(1).......................       544            0.1%      (3.2)%       7.7%     (1.7)%          560
RPS(1)........................       195            0.1%      (3.9)%     (3.3)%     (0.9)%          180
PP&A(1).......................       273            0.3%      (3.2)%     (2.1)%     (0.5)%          258
Other(2) .....................     (104)               -           -          -          -        (105)
                                 -------         -------     -------    -------    -------      -------
Total net sales ..............     4,135          (4.1)%     (4.4.)%       5.3%       1.1%        4,048
                                 =======         =======     =======    =======    =======      =======

----------
(1) Before eliminating inter-enterprise revenues.
(2) After eliminating inter-enterprise revenues, sales by our other businesses.


The tables below set forth consolidated net sales and the contribution by enterprise and geographic region for the first nine months of 2003 vs. the first nine months of 2004.


                                                              September 30,
                                                          ----------------------
                                                           2003            2004
                                                          ------          ------
                                                          (In millions of euros,
                                                            except percentages)

Consolidated Net Sales (Contribution by Enterprise).....   4,135          4,048
Percentage:
   Polyamide............................................     25%            28%
   Eco Services.........................................      4%             4%
   Acetow...............................................      8%             7%
   PPF..................................................     21%            17%
   HPCII................................................     11%            11%
   PPMC.................................................     10%            10%
   RE3S.................................................     13%            14%
   RPS..................................................      5%             4%
   PP&A.................................................      7%             6%
   Other(1).............................................    (3)%           (3)%
                                                           -----          -----
Total...................................................    100%           100%
                                                           =====          =====

----------
(1) Includes our other businesses, sales on behalf of non-group companies and inter-enterprise sales.

                                                              September 30,
                                                          ----------------------
                                                           2003            2004
                                                          ------          ------
Contribution to Net Sales by Geographic Region (1)
France..................................................     10%             9%
Europe (excluding France) ..............................     39%            38%
North America...........................................     23%            24%
South America...........................................     12%            12%
Rest of the world ......................................     16%            17%
                                                           -----          -----
Total ..................................................    100%           100%
                                                           =====          =====
----------
(1) By destination and without taking into account inter-enterprise sales.

Polyamide

Polyamide net sales increased by 11% to (euro)1,139 million in the first nine months of 2004 from (euro)1,025 million in the first nine months of 2003. Changes in exchange rates had a negative impact of 3.5% on the Polyamide enterprise's net sales, while higher sales volumes, higher average selling prices and changes in the scope of consolidation had positive impacts of 11.5%, 2.7% and 0.3%, respectively.

The increase in sales volumes was due to market recovery in Polyamide market and also due to organic growth, particularly in Engineering Plastics where significant volume growths were achieved in almost every segment (automotive, consumer, electronic). Polyamide Intermediates also achieved significant increase in volume in Asia while volumes in Technical Fibers remained essentially flat.

Average selling prices increased in order to pass on part of the raw material cost increases through the polyamide value chain. This was the early impact of an aggressive pricing strategy launched in the course of the summer where an average 15% increase was posted and passed through.


Eco Services

Eco Services net sales decreased by 3.7% to (euro)157 million in the first nine months of 2004 from (euro)163 million in the first nine months of 2003 mainly due to foreign exchange. Changes in exchange rates had a negative impact of 9.3%, while increases in average selling prices and volume growth had positive impacts of 3.3% and 2.3% respectively.

The increases in selling prices were a result of the increases in raw material costs as selling prices are indexed to sulphur and gas prices. Volume increases were due to stronger demand in sulphuric acid regeneration captured by the Enterprise.


Acetow

Acetow net sales decreased by 8.5% to (euro)298 million in the first nine months of 2004 from (euro)325 million in the first nine months of 2003. Changes in exchange rates and lower average selling prices had negative impacts of 7.4% and 2.3%, respectively on net sales of the Acetow Enterprise, while increased volumes had a positive impact of 1.3%.

Average selling prices were negatively impacted by a change in the geographical product mix from more profitable sales toward less profitable sales. Volumes were low in the first part of 2004 mainly due to general weak demand in the market, particularly in the first quarter of 2004, when some key customers temporarily reduced their purchases because of high inventories. During the course of the summer the trend of low demand started reversing. At the end of the third quarter, the low start of the year was more than compensated with an overall 9 nine months growth.


PPF

PPF net sales decreased by 17.6% to (euro)701 million in the first nine months of 2004 from (euro)851 million in the first nine months of 2003. Changes in the scope of consolidation and changes in exchange rates had negative impacts of 19.4% and 4.3% respectively, on net sales of the PPF Enterprise, while higher sales volumes and increases in average selling prices had positive impacts of 4.2% and 1.9%.

The improvements were driven in all four businesses of the PPF Enterprise. Major factors were the following:

     o Specialty Phosphates: improvements in volumes after supply reduction in some markets, plus volume improvements. In addition, the enterprise benefited from reduced competition from Chinese phosphorus acid, due to recent structural reduction in availability of cheap Chinese phosphorus. The impact of this improvement will decrease as we disposed the Business mid August 2004
     o Food: improvements in the first five months of the year in sales prices and volumes across all markets and regions, led by cultures and food preservatives. The business was then disposed at the end of May
     o PPD: despite lack of availability of Chinese elemental phosphorus on the market, we achieved growth in primary derivatives volumes. In addition, we achieved price increases linked to increased raw material costs. We also benefited from strong growth in volumes of phosphine derivatives.
     o    STPP: improvements of volumes within STPP.

HPCII

HPCII net sales increased by 0.2% to (euro)464 million in the first nine months of 2004 from (euro)463 million in the first nine months of 2003. Changes in exchange rates and changes in the scope of consolidation had negative impacts of 5.5% and 3.4% respectively, on net sales of the HPCII Enterprise, while higher sales volumes and increases in average selling prices had positive impacts of 7.9% and 1.2%.

This increase was mainly due to additional volumes: North America and Asia were strongly ahead year on year while Europe and Latin America were improving. The pipeline of new products contributed to a significant part of the growth in volumes with products that were launched less then five years ago started to deliver their growth potential. Price increases also showed some limited while positive impact.


PPMC

PPMC net sales decreased by 1.0% to (euro)396 million in the first nine months of 2004 from (euro)400 million in the first nine months of 2003. Changes in the scope of consolidation and changes in exchange rates had negative impacts of 3.2% and 2.9% respectively, on net sales of the PPMC Enterprise, while higher sales volumes and increases in average selling prices had positive impacts of 2.4% and 2.7% respectively.

The growth in sales volumes was driven by Asia, North and South America, while in Europe a temporary limitation of production run rates forced the Performance Coatings business to adapt its selling product mix towards higher margin end markets. The solvent and industrial coating business enjoyed growth in volume. The Decorative Coatings business was initially strong early in the year, especially in the construction market, but ended the nine month period in a more balance situation with a weakened demand. Positive selling prices were mainly due to the Solvents business in Brazil, where we raised prices, to pass through our petrochemicals raw materials costs increase.


RE3S

RE3S net sales increased by 3.0% to (euro)560 million in the first nine months of 2004 from (euro)544 million in the first nine months of 2003. Lower average selling prices and changes in exchange rates had negative impacts of 1.7% and 3.2%, respectively, on net sales of the RE35 Enterprise, while higher sales volumes had a positive impact of 7.7%.

All businesses achieved volume growth during the first nine months of 2004. The Silica business pursued growth in its key markets, especially tires. Sales volumes increased in Rare Earths due to a recovery in the electronics market and expected increases in sales in EOLYS for the reduction in diesel engine emissions. Silicones benefited from volume growth as did Elastomers, and Performance Coatings and Additives, this despite seven weeks of shutdown for de-bottlenecking production of a key-upstream intermediate (Silox).

Average selling price decreases were primarily due to price erosion in the highly competitive Silicones business in the first eight months of 2004, although in September the silicones business posted an overall 8% price increase across the board.


RPS

RPS net sales decreased by 8.0% to (euro)180 million in the first nine months of 2004 from (euro)195 million in the first nine months of 2003. Lower sales volumes, lower average selling prices and changes in exchange rates had negative impacts of 3.3%, 0.9% and 3.9%, respectively, on net sales of the RPS Enterprise, while changes in the scope of consolidation had almost no impact.

Development Services were below the first nine months of 2003 due to a lower level of project activity, 50% less than 2003. Custom Manufacturing and Intermediates sales were below the first nine months of 2003 and finally Consumer Health sales were below but very close to the 2003 level.


PP&A

PP&A net sales decreased by 5.5% to (euro)258 million in the first nine months of 2004 from (euro)273 million in the first nine months of 2003. Changes in exchange rates, lower sales volumes, and lower average selling prices had negative impacts of 3.2%, 2.1% and 0.5%, respectively, on net sales of the PP&A Enterprise, while changes in the scope of consolidation had a positive impact of 0.3%.

Demand remains at a low level in most markets. Sales were lower, mainly in the Flavors and Fragrances and Performance Specialties businesses with the main products of Vanillin being impacted by the strong competition from Asia and ethyl vanillin by very aggressive European competition. Sales of a key-intermediate product (called TADE) were lower due to reduced demand and price. In the Agro market, the end of a contract for another key-intermediate (called DHPPA) had a negative impact on sales but other sales remained constant or slightly improved.


Other

Other includes our sales by other businesses: commercial resale made on behalf of non-Group companies and elimination of interdivision revenues.


Operating expenses

The table below sets forth financial data relating to our operating expenses in the first nine months of 2003 and the first nine months of 2004.


                                                              2003         2004
                                                             ------       ------
                                                              ((euro) millions)

Production costs and expenses...........................     3,200        3,180
Selling and administrative expenses.....................       469          408
Research and development expenses.......................       143          125
Depreciation and amortization ..........................       422          309
Restructuring charges and environmental costs ..........        44          106
Total operating expenses ...............................     4,278        4,128


Production Costs and Expenses

Production costs and expenses declined 0.6% to (euro)3,180 million in the first nine months of 2004, compared with (euro)3,200 million in the first nine months of 2003. Changes in the scope of consolidation accounted for 3.8% of this decline and changes in exchange rates accounted for 3.2%. Increases in petrochemicals, raw materials and energy costs accounted for a 6.4% increase in production costs and expenses. Other costs remained generally stable.


Selling and Administrative Expenses

Selling and administrative expenses declined by 12.8% from (euro)469 million in the first nine months of 2003 to (euro)408 million in the first nine months of 2004. Changes in the scope of consolidation, changes in exchange rates and cost reduction action plans contributed 2.6%, 2.5% and 7.8%, respectively, to this decline.


Research and Development Expenses

Research and development expenses declined 12.7% to (euro)125 million (or 3.1% of sales) in the first nine months of 2004, compared with (euro)143 million (or 3.5% of sales) in the first nine months of 2003. Changes in the scope of consolidation contributed 4.6% to this decline and changes in exchange rates contributed 1.3%. More selective use of funds on fewer research and development projects resulted in an additional 6.8% decrease.


Depreciation and amortization

Depreciation and amortization decreased by 26.9% to (euro)309 million in the first nine months of 2004 from (euro)422 million in the first nine months of 2003. Changes in the scope of consolidation and changes in exchange rates had positive impacts of 13.7% and 1.9%, respectively, on our depreciation and amortization expense. Asset write-offs of (euro)137 million in the first nine months of 2003 were reflected in both change of scope of consolidation and reduced current depreciation and amortization.


Restructuring charges and environmental costs

Restructuring and environmental costs increased from (euro)44 million in the first nine months of 2003 to (euro)106 million in the first nine months of 2004 principally due to the effects of new restructuring programs implemented in the first nine months of 2004. These costs were principally related to the restructuring of the Group's SG&A, through service functions rationalization, for which a (euro)60 million reserve was booked. The

Perfumery, Performance and Agrochemicals Enterprise also recorded (euro)21 million provision in the first nine months of 2004, principally related to the restructuring of the St. Fons, Mulhouse and Avonmouth plants.

The RPS enterprise recorded (euro)16 million in the first nine months of 2004, related mostly to the Downsizing of the Dudley facility and the shutdown of the Luling facility

Other restructuring costs, principally related to the shutdown of certain Polyamide enterprise's facilities amounted to (euro)5 million in the first nine months of 2004. Environmental costs remained stable.


Operating Income/(Loss)

We reported an operating loss of (euro)80 million in the first nine months of 2004 compared with an operating loss of (euro)143 million in the first nine months of 2003. This increase was due principally to a significant increase in overall demand (euro)107 million, higher selling prices for (euro)44 million and by a reduction in fixed costs, which had a positive effect of (euro)52 million. Changes in the scope of consolidation for (euro)30 million positively impacted operating income as well. These positive factors were partially offset by the increase in raw material prices of (euro)99 million, in particular petrochemical products. The negative effect of exchange rate fluctuations of (euro)53 million, particularly the increase in value of the Euro against the U.S. dollar and Brazilian real, also affected our operating income. Our operating income was also negatively affected by an increase in the provision for restructuring of
(euro)66 million, in particular at group level to take into account the SG&A streamlining process, and in the PP&A, RPS and Polyamide Enterprises. In the first nine months of 2003, we recorded (euro)137 million related to asset impairments. The strategic raw materials index increased significantly in the third quarter of 2004 to an average of 118, compared with a base of 100 in 2003 and an index of 95 in the third quarter of 2003.

The table below sets forth our operating income by Enterprise for the nine months ended September 30, 2003 and 2004.


                                                    Operating Income
                                           -------------------------------------
                                           First nine months   First nine months
                                                of 2003             of 2004
                                           -----------------   -----------------
                                                     ((euro) millions)

Consolidated operating income...........         (143)                (80)
Contribution by Enterprise:
Polyamide ..............................            30                  38
Eco Services............................            48                  32
Acetow .................................            57                  52
PPF ....................................          (69)                  29
HPCII ..................................            35                  41
PPMC....................................           (3)                 (9)
RE3S....................................           (5)                 (5)
RPS ....................................         (102)                (54)
PP&A ...................................          (10)                (48)
Other ..................................         (124)               (155)


Polyamide

Operating income in our Polyamide Enterprise increased 27% to (euro)38 million in the first nine months of 2004 from (euro)30 million in the first nine months of 2003. These increases were attributable to higher volumes (euro)47 million, mainly in Engineering Plastics and Polyamide Intermediates till the end of June and across the board in the third quarter, higher average selling price of
(euro)27 million , initiated during the course of the summer to pass down the value chain higher raw material costs of 47 million, mainly benzene derivatives.

The depreciation of the U.S. dollar against the Euro that affected the Polyamide Enterprise as a whole had a (euro)14 million negative impact on operating income. The Polyamide Intermediates and Polymers businesses were particularly affected because their production base is located in Europe while they export these products to regions where sales are denominated primarily in U.S. dollars.

Fixed costs were reduced by (euro)4 million

Eco Services

Operating income of the Eco Services Enterprise decreased 32.9% to (euro)32 million in the first nine months of 2004 compared with (euro)48 million in the first nine months of 2003. Eco Services was able to pass along only some of the increase in raw material prices of (euro)18 million, by increasing prices through indexation to sulfur and gas prices bringing a positive impact of
(euro)5 million.

Higher volume and average selling price did more then compensate the increased raw material costs resulting in an increased operating income for the North American regeneration business, which was more than offset by the (euro)16 million negative impact of the results of the European Energy trading business resulting overall in a net decrease of operating income for the enterprise.


Acetow

Operating income in our Acetow Enterprise declined 9% to (euro)52 million in the first nine months of 2004 from (euro)57 million in the first nine months of 2003. The decline was attributable to lower average selling prices of (euro)7 million and a (euro)18 million negative impact of the decrease in value of the U.S. dollar against the Euro. This negative impact was partially offset by favorable trends in raw material prices of (euro)11 million due to management action plans to optimize sourcing among various suppliers, by lower fixed costs of (euro)5 million and slightly higher sales volumes (euro)3 million.


PPF

Operating income of our PPF Enterprise increased to (euro)29 million in the first nine months of 2004 from a loss of (euro)67 million in the first nine months of 2003. The increase is attributable to volume improvement in all businesses Specialty Phosphates, Food, PPD and STPP of (euro)20 million, combined with price increase of (euro)15 million in Specialty Phosphates and in Phosphorus derivatives activity enabled by a lack of elemental phosphorus and fixed cost reductions of (euro)1 million. Reduced amortization, mainly due to asset impairments incurred in 2003 also had a positive impact of (euro)33 million, as did the changes in the scope of consolidation of (euro)37 million, mainly due to the sale of a portion of our of food ingredients business to Danisco in the second quarter of 2004, and the sale of our North American Phosphates Business to Bain capital in the third quarter of 2004.

Changes in exchange rates of (euro)5 million and increases in raw material prices of (euro)14 million, primarily elemental phosphorus costs and energy prices, had a negative impact on the operating result, offsetting in part these positive trends.


HPCII

Operating income of our HPCII Enterprise increased 16% to (euro)41 million in the first nine months of 2004 from (euro)35 million in the first nine months of 2003. The increase is attributable to volume improvement in all segments ((euro)13 million), 60% of the growth coming from the industrial markets Agro, Metal Treatment and Oil Field, and 40% from Home and Personal Care (through new product launches). Operating income in our HPCII Enterprise also benefited from a slight price increase of (euro)5 million in ethylene oxide based products, reflecting raw material price increases. Operating income was negatively impacted by changes in exchange rates of (euro)4 million, increases in raw material prices of (euro)6 million, primarily ethylene oxide costs and energy prices and a slight increase in fixed costs of (euro)1 million.


PPMC

Operating losses in our PPMC Enterprise increased from (euro)3 million in the first nine months of 2003 to (euro)9 million in the first nine months of 2004. The decline was mainly due to a squeeze in margins during the first nine months of 2004 in two businesses: Performance Coatings, because of limitation in production rates that led to outsourcing of monomer production, resulting in an increase in variable costs. The Solvents business in Brazil also experienced a margin squeeze due to unfavorable U.S. dollar exchange rates for sales in U.S. dollars while costs are incurred in Brazilian real. However, a more favorable mix in our Decorative Coatings and Additives businesses had an overall positive impact. These two factors led to volume improvement of (euro)4 million, partially offsetting raw materials cost increase ((euro)10 million). Meanwhile, fixed costs were (euro)15 million higher than the first nine months of 2003, due to persistent industrial reliability issues in the TDI unit.


RE3S

Operating losses in our RE3S Enterprise were stable at (euro)5 million in the first nine months of 2004 as in the first nine months of 2003. A partial improvement was attributable to the positive impact of higher volumes of
(euro)21 million achieved in all businesses. Lower average selling prices of
(euro)9 million, particularly in the Silicones business, due to highly competitive pricing in the market and higher fixed costs compared with the first nine months of 2003 (euro)9 million, partially offset the benefit of higher volumes. Reduced amortization had a positive impact of
(euro)3 million.

The additional fixed costs were mainly due to a seven-week long maintenance shutdown in the Silicones business in order to de-bottleneck the upstream capacity of a key intermediate, along with exceptional inventory write-downs in our Rare Earths business.

RPS

Operating losses in our RPS Enterprise were reduced from (euro)102 million in the first nine months of 2003 to a negative (euro)54 million in the first nine months of 2004. The improvement is attributable to the positive impact of higher volumes of (euro)4 million achieved in almost all businesses (particularly due to strong sales of Rhodine and Building Blocks). This positive impact was partially offset by lower average selling prices of (euro)2 million, higher raw materials costs, mainly petrochemicals derivatives, of (euro)5 million and higher restructuring costs of (euro)11 million, mainly the shutdown of our Luling industrial plant and the restructuring of our Dudley plant while fixed costs and depreciation & amortization were lower year on year by (euro)23 million and (euro)41 million respectively, due to previous year restructuring benefit, a one time event of (euro)6 million and no additional impairment of tangible assets.


PP&A

Operating losses in our PP&A Enterprise increased significantly from (euro)10 million in the first nine months of 2003 to (euro)48 million in the first nine months of 2004. The initial stage of the industrial restructuring was completed in the first nine months of 2004 significantly impacting the operating result by
(euro)21 million, with the announced closure of the St. Fons plant and the downsizing of our Avonmouth and Mulhouse plants. The decline was also attributable to lower sales volumes of (euro)7 million due to slow market demand and ongoing competition from China and India, and to lower average selling prices of (euro)1 million due to intense pricing pressure. These negative impacts were partially offset by lower fixed costs of (euro)4 million.


Other

Our operating losses from other activities increased to (euro)156 million in the first nine months of 2004 from (euro)124 million in the first nine months of 2003. Other activities consist primarily of corporate charges, including centralized research and development costs that are considered "long-term" and thus not allocated to specific Enterprises, and certain financing transactions (mainly capital leases). The benefit of the acceleration of the restructuring plan relating to our Group's support and administrative functions and our Executive Committee, as well as the return to profitability of our captive self-insurance company's results, had a positive impact of (euro)37 million, more than offset by an increase in amortization and restructuring, amounting to
(euro)11 million and (euro)54 million, respectively.


Financial expense--Net

Financial expense--net increased to (euro)202 million in the first nine months of 2004 from (euro)108 million in the first nine months of 2003. This substantial increase is the direct consequence of our overall refinancing plan as described above, including our (euro)700 million high yield bond offering that we completed in May 2004, as well the increased interest rates applicable to our bank debt under the SCA and the cost of restructuring our financing. The average cost of our debt (the ratio of net financial interest expense to average debt) increased from 5.7% in the first nine months of 2003 to 7.5% in the first nine months of 2004. The net increase in financial expense--net includes
(euro)26 million of non-recurring expenses, of which (euro)12 million relates to the premium paid on the repurchase of the Euro medium-term notes due in 2005;
(euro)11 million relates to the RFA facility; and (euro)2 million relates to the rights offering.


Other income/(expense)--Net

Other income/(expense)--net increased to a net other income of (euro)252 million in the first nine months of 2004 from a net other expense of (euro)65 million in the first nine months of 2003. This substantial increase is the direct consequence of our divestiture program, including the sale of our food ingredients to Danisco, the sale of our North American specialty phosphates business to Bain Capital and other divestments.

Income Taxes

During the first nine months of 2004, our tax charge decreased to (euro)79 million from (euro)183 million for the first nine months of 2003. Our tax charge for the first nine months of 2004 included a (euro)63 million valuation allowance on deferred tax assets along with the reversal of valuation allowance on deferred tax assets originated from the utilization of operating loss carry forwards by our U.S. operations. In the first nine months of 2003, Rhodia recorded a tax charge of (euro)183 million principally as a result of recording a valuation allowance of (euro)193 million including (euro)168 million in France, against previously recorded deferred tax assets as Rhodia believed that these deferred tax assets were less than likely to be recovered, and from not recording deferred income tax benefits relating to losses incurred during the first nine months of 2003, in particular in France, for approximately (euro)62 million.




Equity in earnings/(losses) of affiliated companies

Equity in earnings/(losses) of affiliated companies amounted to a loss of
(euro)27 million in the first nine months of 2004 from a loss of (euro)78 million in the first nine months of 2003, primarily relating to results at Nylstar, which were negatively impacted in first nine months of 2003 by (euro)27 million of asset impairments and two industrial restructuring plans. While business conditions remained difficult, reduced losses are the result of successful execution of restructuring programs in prior periods. Nylstar's losses were due to the decline in demand, increases in raw material prices, the inability to pass along these increases to end customers and an industrial restructuring plan implemented by Nylstar in response to the persistent difficulties it faced in the textile markets.


Amortization of goodwill

Amortization of goodwill decreased by (euro)583 million to (euro)14 million in the first nine months of 2004 from (euro)597 million in the first nine months of 2003. This decrease is due primarily to the decrease in goodwill on our balance sheet resulting from exceptional impairment charges of (euro)546 million recorded in 2003 and a (euro)20 million charge recorded as an impairment resulting from the divestment of our polyurethane flame retardants business in 2003.


Minority interests

Minority interests were increased to (euro) (7) million in the first nine months of 2004 from (euro)(4) million in the first nine months of 2003.


Net Loss

Net loss amounted to (euro)157 million for the first nine months of 2004, or
(euro)0.37 per share. In the first nine months of 2003, we reported a net loss of (euro)1,178 million, or (euro)6.57 per share. The average number of shares used to calculate the loss per share was 419,044,916 in the first nine months of 2004 and 179,309,188 shares in the first nine months of 2003.


Liquidity and Capital Resources

From time to time in this section, we discuss EBITDA ("earnings before interest, tax, depreciation and amortization") and EBITDAR ("earnings before interest, tax, depreciation, amortization and rental payments"). EBITDA and EBITDAR are not measures of performance under U.S. GAAP or French GAAP and should not be considered as an alternative to (a) operating income or net income as a measure of our operating performance, (b) cash flows from operating, investing and financing activities as a measure of our ability to meet our cash needs or (c) any other measure of performance under U.S. GAAP or French GAAP. Under SEC rules, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Debt Refinancing

Following implementation of our refinancing plan and new financial resources initiated since the beginning of 2004 (rights offering for gross proceeds of (euro)471 million, the syndicated Refinancing Facilities Agreement for (euro)565 million, high yield bond offerings for gross proceeds of (euro)700 million and the asset disposal program which raised net proceeds of (euro)760 million), we believe that our available sources of liquidity will be sufficient to satisfy our financing needs through 2005.

We will continue to have significant liquidity needs in the medium-term that we will not be able to meet without obtaining additional external financing. In March 2006, (euro)300 million of notes we issued under our Euro Medium Term Note Program and (euro)565 million that remain available under the Refinancing Facilities Agreement will mature and our ability to refinance these facilities will depend on our ability to leverage new resources.

While as of this date we can provide no assurances that we will be able to refinance these facilities, we believe that we are better placed to renew our financing requirements in 2006 due to the actions taken and the restructuring programs in progress. We will remain very dependent on our capacity to generate cash flow from operations and other key factors (e.g., raw materials prices and exchange rates), which could have significant adverse effect on our financial condition and results of operations.

These expectations of our future liquidity are forward looking statements based on a number of assumptions, including assumptions regarding expected cash flows from operations, raw materials prices and current exchange rates. Assumptions regarding such factors are subject to inherent uncertainties, as well as to the risks described elsewhere herein. Our assumptions and beliefs may prove incorrect, which could cause our actual liquidity to vary.


Refinancing Facilities Agreement

On March 31, 2004, we entered into a new syndicated, multi-currency revolving secured credit facility (the "Refinancing Facilities Agreement" or "RFA") as provided for under the SCA. The Refinancing Facilities have been granted in favor of our company and our subsidiaries and is guaranteed by us. The purpose of the Refinancing Facilities is to refinance certain Affected Facilities under the SCA, which represented a total of approximately (euro)812 million on December 31, 2003 (the "Refinanced Facilities"). The Refinancing Facilities Agreement provides for a (euro)639 million multi-currency revolving secured medium-term credit facility maturing on March 30, 2006, and a short-term multi-currency revolving secured line of credit of (euro)119 million maturing on July 31, 2004. We refer to these facilities as the "Refinancing Facilities" below. On May 14, 2004, amounts borrowed under the SCA were repaid in full and the SCA was terminated. In addition, on May 14, 2004, we drew down (euro)563 million under the RFA's (euro)639 million medium-term credit facility and cancelled in full the (euro)119 million short-term credit facility.

The interest rate on amounts to be borrowed under the Refinancing Facilities Agreement is the aggregate of the applicable margin and either Euribor, Libor or Pibor (depending on the currency of the loan). We are required to pay a commission equal to 1% of the total commitment under the Refinancing Facilities Agreement on draw down, as well as a commitment fee of 45% of the applicable margin.

We have granted security interests (which include shares of certain subsidiaries and a joint venture, and the right to prepayment under intragroup loans) in connection with the Refinancing Facilities Agreement. Under an intercreditor and security sharing deed, the Refinancing Facilities lenders, the lessors under three of our leases and the U.S. private placement noteholders (collectively the "Secured Creditors") have agreed to share the proceeds of any security. This agreement provides for the mechanics as between the Secured Creditors relating to enforcement of security interests and the sharing of proceeds. This agreement also provides for the appointment of a security agent and sets out its powers and duties vis-a-vis the Secured Creditors.

Under a subordination agreement, we also agreed to subordinate our repayment obligations under certain loans from our subsidiaries to the repayment of the secured creditors. We will continue to make scheduled repayments of debt to those subsidiaries until there is an event of default under our finance documents.

The RFA representations and warranties, undertakings and events of default are based essentially on the SCA. The Refinancing Facilities Agreement contains the following financial covenants, which we will be required to meet at the dates indicated:


                                                                                        Actual
                                                                                     Restructuring
                                                                                        Costs /
                           Consolidated Net                          Consolidated      Budgeted
                            Indebtedness /      EBITDAR / Net             Net        Restructuring
                           Adjusted EBITDAR   Financial Expenses     Indebtedness        Costs
                           ----------------   ------------------     ------------    -------------

03/31/04................       9.5:1.0             1.75:1.0       (euro)4.05 billion         -
06/30/04 ...............       9.5:1.0             1.20:1.0       (euro)3.45 billion         -
09/30/04................       9.0:1.0             1.20:1.0       (euro)3.45 billion         -
12/31/04 ...............       9.0:1.0             1.20:1.0       (euro)3.35 billion       115%
03/31/05................       7.6:1.0             1.35:1.0       (euro)3.35 billion         -
06/30/05................       6.4:1.0             1.60:1.0       (euro)3.25 billion       120%
09/30/05 ...............       6.0:1.0             1.80:1.0       (euro)3.25 billion         -
12/31/05................       5.7:1.0             2.00:1.0       (euro)3.25 billion       130%

Consolidated net financial indebtedness as defined in the Refinancing Facilities Agreement includes long-term debt, bank overdrafts, current portion of long-term debt, plus guarantees by us with respect to indebtedness of third parties, joint ventures or unconsolidated subsidiaries, amounts outstanding under our securitization programs or leases and short-term borrowings less the aggregate of available cash, short-term deposits and marketable securities. Adjusted EBITDAR corresponds to the EBITDAR of Rhodia and each relevant subsidiary. EBITDAR is defined as operating income (before restructuring costs and after the cash impact of provisions other than provisions for restructuring) plus depreciation and amortization of tangible and intangible assets plus the aggregate amount of any lease rental payments. A relevant subsidiary is defined as an unconsolidated subsidiary or joint venture entity in which we own or effectively control at least 20% of the capital and voting rights, and for which a guarantee, indemnity or similar assurance of financial indebtedness has been given. Net financial expenses are defined as the aggregate of interest on financial debt and financing operations, after capitalization of financial expenses related to financing of certain assets and incorporated in the purchase cost of such assets, less the interest income from financial assets.

Our use of the RFA is subject to maintaining certain financial ratios (covenants). We confirm that three ratios defined in the RFA: Consolidated Net Indebtedness/Adjusted EBITDAR, EBITDAR/Net Financial Expenses and Consolidated Net Indebtedness which as of September 30, 2004, were 6.22, 2.05 and (euro)2,448 million, respectively, are in compliance with our commitments.

The RFA includes certain prepayment events, including with respect to a change in control of our company or the adoption of a dissolution or liquidation plan relating to our company. In addition, the following amounts are required to be applied in mandatory prepayment and cancellation of the Refinancing Facilities:
(a) 50% of net proceeds in excess of (euro)850 million generated from our asset disposal program, (b) 25% of net proceeds from any equity or related rights issue occurring after the termination of the SCA, and (c) 50% of the net proceeds from any capital markets issue by us or any of our subsidiaries occurring after the termination of the SCA. We have obtained waivers of the mandatory prepayment provision referred to in (c) of the preceding sentence that allowed us to retain the first (euro)350 million in proceeds from the high yield bond offering and allowed us to limit the 50% prepayment obligation to the amount above (euro)350 million. These waivers, which also permitted us to prepay the (euro)451 million of our European Medium Term Notes due 2005, were conditioned on completion of our recent high yield notes offerings with gross proceeds of not less than (euro)700 million.


Other Refinancing Events


         Rights Offering

On May 7, 2004, we issued 448,272,970 new shares in a rights offering, which generated gross proceeds of (euro)471 million.


         (euro)700 Million High Yield Bond Private Placement

On May 17, 2004, we issued approximately (euro)700 million of high yield bonds through a private placement to international institutional investors.

The new high yield bonds consist of two tranches:

     o $648 million aggregate principal amount of 10 1/4% senior notes due June 1, 2010, and

     o (euro)181 million aggregate principal amount of 10 1/2% senior notes due June 1, 2010.

The new high yield bonds were issued at a price of 96.7% and 96.8% of par, respectively.

Interest on the new high yield bonds is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2004.

The new high yield bonds are unsecured and rank pari passu in right of payment with all of our existing and future unsecured senior debt, including our senior high yield notes issued in 2003 and are senior in right of payment to our subordinated indebtedness, including our senior subordinated high yield notes issued in 2003.

The indentures governing the new high yield bonds contain restrictive covenants that we, and our subsidiaries, must comply with. These include restrictions on our ability to incur additional indebtedness, guarantee debt, create certain liens, enter into certain sale and leaseback transactions, pay dividends and make other distributions, make certain investments, use the proceeds from asset sales, and merge or consolidate.

We have the right to redeem up to 35% of each tranche of the bonds with the net proceeds of one or several equity offerings on any one or more occasions at any time prior to June 1, 2007. We may also redeem all of either or both tranches in the event of certain changes to tax law. Furthermore, if a change of control occurs, each high yield bondholder can require us to purchase all or part of its debt.


Consolidated Statements of Cash Flows


Net cash provided (used) by operating activities

Net cash used by operating activities increased from (euro)61 million net cash provided in the first nine months of 2003 to (euro)206 million net cash used by operating activities in the first nine months of 2004. The decline was due principally to changes in our working capital requirements from positive working capital of (euro)17 million in the first nine months of 2003, to negative working capital of (euro)97 million in the first nine months of 2004, principally due to decreases in our other operating assets and liabilities and increases in accounts receivable.

The decline in operating cash is due to a combination of both general structural factors and factors specific to us. The structural factors are associated with the specialty chemicals industry and the global economy, and include a decline in demand, higher raw materials prices, and the appreciation of the euro against the dollar. Those factors specific to us include restructuring costs and increased financial expenses.


Net cash used by investing activities

Net cash provided by investing activities was (euro)340 million for the first nine months of 2004 compared with (euro)110 million of net cash used by investing activities for the first nine months of 2003. The underlying factors are as follows:

     o Additions to property, plant and equipment were reduced to (euro)124 million in the first nine months of 2004 from (euro)162 million in the first nine months of 2003 in line with our announced plans to significantly reduce capital expenditures.
     o    Other capital investments, which include principally expenditures on
          (i) operational assets, such as computer software, patents and licenses, and (ii) other investments in connection with our overall development, remained very stable at (euro)21 million for the first nine months of 2004 versus (euro)19 million for the first nine months of 2003.
     o Cash proceeds from disposals of assets amounted to (euro)608 million in the first nine months of 2004, compared with (euro)90 million in the first nine months of 2003. Asset disposals consisted principally of divestitures of the businesses as described in section assets disposals her above.
     o Loans and short term investments increased (euro)104 million principally due to borrowings under the RFA that were in turn lent to affiliated companies pursuant to the RFA

Net cash provided/(used) by financing activities

     o Net cash used by financing activities was (euro)348 million for the first nine months of 2004 compared with (euro)839 million of net cash provided by financing activities in the first nine months of 2003, as described in our refinancing. See "--Debt Refinancing" above.

Consolidated Balance Sheet


Operating working capital

Our operating working capital (defined as accounts receivable, before the impact of sales of receivables under our securitization program, plus inventories, less accounts payable) was (euro)816 million on September 30, 2004 compared with
(euro) 776 million on December 31, 2003, representing an increase of 5.2%. Our ratio of operating working capital to net sales increased from 14.1% at the end of Q4 2003 to 15% for the first nine months of 2004 end of period, primarily as a result of the seasonal increase in credit to customers.


Consolidated indebtedness

At September 30, 2004 our long-term financial debt (including the debt relating to capitalized leases) amounted to (euro)2,374 million, our short-term financial debt (short-term borrowings and current portion of long-term debt) amounted to
(euro)236 million and we had cash and cash equivalents and marketable securities amounting to (euro)561 million. Our consolidated net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, less cash and cash equivalents and marketable securities) decreased by (euro)518 million to (euro)2,049 million as of September 30, 2004 from (euro)2,567 million as of December 31, 2003. The decrease in our consolidated net debt is due primarily to (i) the net proceeds of (euro)446 million received from our rights issue, (ii) the net proceeds received from divestitures of (euro)608 million, partially offset by (i) cash used by operations of (euro)206 million, including the decrease of the efficiency of our securitization program of (euro)99 million, (ii) capital expenditures of (euro)124 million, (iii) the cost of refinancing of (euro)75 million (iv) the make whole penalty of (euro)63 million and the early repayment of the US private placement of $290 million.


Provisions and other long-term liabilities

Long-term reserves amounted to (euro) 914 million as of September 30, 2004. These reserves include primarily reserves for pension and retirement expenses of
(euro)559 million, a provision for deferred taxes of (euro)109 million and a reserve for environmental costs of (euro)66 million.

Other long-term liabilities amounted to (euro)70 million.


Stockholders' equity and minority interests

Stockholders' equity including minority interests was (euro)590 million as of September 30, 2004, an increase of (euro)315 million compared with the (euro)275 million recorded as of December 31, 2003. This substantial increase is due primarily to our issuance of 448,272,970 new shares in an underwritten rights offering completed on May 7, 2004, to the net loss of (euro)157 million for the first nine months of 2004, partially offset by a positive translation adjustment of (euro)23 million (due primarily to the increase of the Brazilian real, the U.S. dollar and the pound sterling relative to the Euro).

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report that are not historical facts, are statements of future expectations and other forward-looking statements. These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in actual results include:

     o changes in the competitive and regulatory framework in which we operate, in particular increased competition in the specialty chemicals industry;

     o changes in raw material prices, in particular the price of oil and oil derivatives;

     o changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;

     o our ability to introduce new products and to continue to develop our production process;

     o    customers and market concentration;

     o risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; o changes in economic or technological trends;

     o potential environmental claims, costs, liabilities or other obligations; and

     o general competitive and market factors on a global, regional and /or national basis

               RHODIA AND SUBSIDIARIES


               CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



Condensed Consolidated Balance Sheets

Assets

--------------------------------------------------------------------------------
                                                                   September 30,
December 31,                                                            2004
   2003      (In millions of (euro))                                (Unaudited)
--------------------------------------------------------------------------------

        437  Goodwill                                                      367

        132  Other intangible assets                                       122

      2,526  Tangible assets                                             2,123

             Investments and other assets:

        170     Deposits and long-term receivables                         159

        123     Investments accounted for by the equity method              90

         54     Investments at cost                                         52

        526     Other assets                                               555
--------------------------------------------------------------------------------

      3,968  Total long-term assets                                      3,468
--------------------------------------------------------------------------------

        726  Inventories                                                   673

        311  Accounts receivable                                           466

        758  Other current assets                                          773

        253  Marketable securities                                         261

        513  Cash and cash equivalents                                     300
--------------------------------------------------------------------------------

      2,561  Total current assets                                        2,473
--------------------------------------------------------------------------------

      6,529  Total assets                                                5,941
--------------------------------------------------------------------------------


The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004




Condensed Consolidated Balance Sheets

Liabilities and Stockholders' Equity

-------------------------------------------------------------------------------------
                                                                        September 30,
December 31,                                                                 2004
   2003      (In millions of (euro))                                     (Unaudited)
-------------------------------------------------------------------------------------

        179  Common stock                                                       628

      2,513  Additional paid-in capital                                         807

    (1,841)  Retained earnings/(deficit)                                      (292)

      (599)  Cumulative translation adjustment                                (576)
-------------------------------------------------------------------------------------

        252  Total stockholders' equity                                         567
-------------------------------------------------------------------------------------

         23  Minority interests                                                  23
-------------------------------------------------------------------------------------
        275  Total stockholders' equity and minority interests
                                                                                590
        945  Reserves for pensions, deferred income taxes and other
             costs in excess of one year                                        914

         70  Other long-term liabilities                                         70

      1,886  Long-term debt                                                   2,374
-------------------------------------------------------------------------------------

      1,447  Short-term borrowings and current portion of long-term debt        236

        784  Accounts payable                                                   736

             Short-term reserves for pensions, deferred income taxes and
        311  other costs                                                        314

        811  Other current liabilities                                          707
-------------------------------------------------------------------------------------

      3,353  Total current liabilities                                        1,993
-------------------------------------------------------------------------------------

      6,529  Total Liabilities and Stockholders' Equity                       5,941
-------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2004 and 2003 and the Year Ended December 31, 2003

-----------------------------------------------------------------------------------------------------------
                                                                              Nine Months     Nine Months
Twelve Months                                                                    Ended           Ended
   Ended                                                                      September 30,   September 30,
December 31,                                                                      2004            2003
   2003       (In millions of (euro))                                          (Unaudited)     (Unaudited)
-----------------------------------------------------------------------------------------------------------
        5,453 Net sales                                                             4,048           4,135
-----------------------------------------------------------------------------------------------------------
      (4,218) Production costs and expenses                                       (3,180)         (3,200)
        (612) Administrative and selling expenses                                   (408)           (469)
        (187) Research and development expenses                                     (125)           (143)
        (524) Depreciation and amortization                                         (309)           (422)
         (71) Restructuring and environmental costs                                 (106)            (44)
-----------------------------------------------------------------------------------------------------------
        (159) Operating income/(loss)                                                (80)           (143)
        (250) Financial expense - net                                               (202)           (108)
         (98) Other income/(expense) - net                                            252            (65)
-----------------------------------------------------------------------------------------------------------
              Income/(loss) of consolidated subsidiaries before income                              (316)
        (507) taxes                                                                  (30)
        (142) Income taxes                                                           (79)           (183)
-----------------------------------------------------------------------------------------------------------
        (649) Income/(loss) of consolidated subsidiaries                            (109)           (499)
         (95) Equity in earnings/(losses) of affiliated companies                    (27)            (78)
        (602) Amortization of goodwill                                               (14)           (597)
-----------------------------------------------------------------------------------------------------------
      (1,346) Income/(loss) before minority interests                               (150)         (1,174)
          (5) Minority interests                                                      (7)             (4)
-----------------------------------------------------------------------------------------------------------
      (1,351) Net income/(loss)                                                     (157)         (1,178)
-----------------------------------------------------------------------------------------------------------
              Earnings/(loss) per share (in (euro))

       (7.53) o   Basic                                                           (0.37)          (6.57)
  179,309,188 o   Average shares outstanding                                 419,044,916     179,309,188
       (7.53) o   Diluted                                                         (0.37)          (6.57)
  179,309,188 o   Average shares after dilution                              419,044,916     179,309,188
-----------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2003 and the Year Ended December 31, 2003


-----------------------------------------------------------------------------------------------------------
                                                                              Nine Months     Nine Months
Twelve Months                                                                    Ended           Ended
   Ended                                                                      September 30,   September 30,
December 31,                                                                      2004            2003
   2003       (In millions of (euro))                                          (Unaudited)     (Unaudited)
-----------------------------------------------------------------------------------------------------------
     (1,351)  Net income/(loss)                                                      (157)        (1,178)
-----------------------------------------------------------------------------------------------------------
              Adjustments to reconcile net income/(loss) to net cash
              provided by/(used for) operating activities:
          5   Minority interests                                                         7              4
      1,126   Depreciation and amortization of assets                                  322          1,019
         79   Change in operating reserves                                              37             64
          -   Debt refinancing and rights offering costs                                12              -
         92   Change in financial reserves                                               2              -
         95   Equity in (earnings)/losses of affiliated companies                       28             80
          2   Dividends received from affiliated companies                               1              2
         31   Net (gains)/losses from disposals of assets                            (255)             23
        102   Deferred income taxes                                                     14            144
        (35)  Unrealized exchange differences                                         (22)             27
          -   Other (gains)/losses from operating activities                            1               -

              Change in working capital:
         63      (Increase)/decrease in inventories                                   (26)             12
         33      (Increase)/decrease in accounts receivable                          (179)             32
       (144)     Increase/(decrease) in accounts payable                              (29)          (160)
                 Increase/(decrease) in other operating assets and
        (87)     liabilities                                                            38            (8)
-----------------------------------------------------------------------------------------------------------
         11   Net cash provided by/(used for) operating activities                   (206)             61
-----------------------------------------------------------------------------------------------------------
       (233)  Additions to property, plant and equipment                             (124)          (162)
        (42)  Other capital investments                                               (21)           (19)
         92   Proceeds from disposals of assets                                        608            90
       (173)  (Increase)/decrease in loans and short-term investments                (123)           (19)
-----------------------------------------------------------------------------------------------------------
       (356)  Net cash provided by/(used for) investing activities                     340          (110)
-----------------------------------------------------------------------------------------------------------
          -   Capital increase, net of costs                                           446              -
        (22)  Dividends paid to Rhodia stockholders                                      -           (22)
      2,332   New long-term borrowings                                                 967          2,297
     (1,348)  Repayments of long-term borrowings                                     (931)        (1,309)
       (240)  Increase/(decrease) in short-term borrowings                           (830)          (127)
-----------------------------------------------------------------------------------------------------------
         722  Net cash provided by/(used for) financing activities                   (348)            839
-----------------------------------------------------------------------------------------------------------
         (7)  Net effect of exchange rate changes on cash                                1            (2)
-----------------------------------------------------------------------------------------------------------
         370  Increase/(decrease) in cash and cash equivalents                       (213)            788
         143  Cash and cash equivalents at beginning of period                         513            143
-----------------------------------------------------------------------------------------------------------
         513  Cash and cash equivalents at end of period                               300            931
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



Condensed Consolidated Statements of Stockholders' Equity for the Year Ended December 31, 2003 and the Nine Months Ended September 30, 2004

--------------------------------------------------------------------------------------------------------
   (In millions of (euro))                   Additional  Retained    Net      Cumulative      Total
                                      Common   paid-in   earnings/  income/   translation  Stockholders'
                                      stock    capital   (deficit)  (loss)    adjustment      Equity
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
December 31, 2002                        179      2,514      (414)       (4)       (440)        1,835
--------------------------------------------------------------------------------------------------------

Allocation to retained earnings                     (1)        (3)        4                         -

Dividends paid                                                (22)                               (22)

Net loss                                                             (1,351)                  (1,351)

Change in accounting principles (1)                           (48)                               (48)

Translation                                                    (3)                 (159)        (162)
--------------------------------------------------------------------------------------------------------

December 31, 2003                        179      2,513      (490)   (1,351)       (599)          252
--------------------------------------------------------------------------------------------------------

Allocation to retained earnings (2)             (1,706)      (355)     1,351                        -

Capital increase                         449                                                      449

Net loss                                                               (157)                    (157)

Translation                                                                           23           23
--------------------------------------------------------------------------------------------------------
September 30, 2004 (Unaudited)           628        807      (135)     (157)       (576)          567
--------------------------------------------------------------------------------------------------------

(1) The change in accounting principles relates to long-term service payments to employees.
(2) The allocation of retained earnings as a reduction in additional paid-in capital is in accordance with the decision made by the stockholders at the annual general meeting in March 2004.



The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



Notes to Condensed Consolidated Financial Statements

Note 1 - Accounting Policies

The interim condensed consolidated financial statements for the nine months ended September 30, 2004 have been prepared using the accounting policies and principles used for the preparation of the 2003 audited consolidated financial statements, adapted for interim closing procedures in which Rhodia uses more estimates than in year-end closings, in accordance with:

     o rule n(degree) 99-02 issued by the Comite de la Reglementation Comptable ("CRC") relating to consolidated financial statements of commercial societies and public companies,
     o regulation 99.R.01 issued by the Conseil National de la Comptabilite ("CNC") relating to interim financial statements.

Going Concern

Due to the depressed market conditions marked by persistently high raw material costs and a weakness in demand, and the unfavorable impact of the strengthening of the euro against the U.S. dollar, Rhodia initiated a recovery plan in October 2003. The progress of this recovery plan as of September 30, 2004 is summarized below:

--------------------------------------------------------------------------------
 Actions to be Undertaken in the Plan      Progress as of September 30, 2004
--------------------------------------------------------------------------------

Refocus its business portfolio in order   Completed divestitures totalling
to accelerate the reduction of debt by    (euro)860 million of gross proceeds
putting into place a divestment program   since the beginning of the year. Net
to generate at least (euro)700 million    proceeds, after taxes and other
in divestitures by the end of 2004,       expenses, of (euro)760 million have
including the receipt of at least         been received.
(euro)200 million in cash by June 30,
2004.
--------------------------------------------------------------------------------
Streamline its structure by simplifying   Implemented, in accordance with the
its organization with a focus on          established calendar, cost reduction
reducing administrative and commercial    plans, in particular in France, which
costs by (euro)120 million in 2005 and    should generate by 2006 more cost
(euro)165 million in 2006.                reductions than originally forecasted.
--------------------------------------------------------------------------------
Consolidate its short-term and            In April 2004, Rhodia issued new
medium-term financing requirements to     shares that generated net proceeds of
secure medium-term liquidity and          (euro)448 million. Refinancings have
renegotiate the financings that it did    been completed. Average maturity of
not expect to meet the financial          Rhodia's debt has been significantly
covenants as of December 31, 2003.        extended. The financial reorganization
                                          is presented in detail in Notes 9 and
                                          11.
--------------------------------------------------------------------------------

Rhodia undertook a number of commitments under the Secured Coordination Agreement ("SCA"), signed on December 23, 2003, with twenty-three of its creditor banks. Rhodia has complied with all commitments required to be met as of September 30, 2004. The commitment of achieving an asset disposal program to generate net cash proceeds of at least (euro)700 million in 2004 has already been met as Rhodia has completed divestitures of (euro)760 million of net proceeds after taxes and other expenses as of September 30, 2004.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



On March 31, 2004, Rhodia entered into a Refinancing Facilities Agreement ("RFA"). Under the RFA, there were a number of commitments undertaken by Rhodia, the only commitment not completed as of September 30, 2004 relates to extending or replacing its asset securitization programs in order that these programs are maintained throughout the term of the RFA. The existing securitization agreements have been extended until the end of December 2004 or January 2005, depending upon the program. New agreements are being negotiated following the signing of an agreement with CALYON.

In addition, Rhodia prepaid the U.S. Private Placement notes of $290 million, including a make-whole payment of $84 million.

In a business environment that remains difficult due in large part to the persistent weakness of the U.S. dollar, the continued rise in raw material prices and the costs of the restructuring programs, Rhodia does not expect to return to profitability until 2006.

In spite of these difficulties, based on the results obtained and the progress of actions as of September 30, 2004, Rhodia believes that it has sufficient sources of financing to continue to operate its business under normal conditions.

Initial application of CRC Recommendation 2004-03

Recommendation 2004-03, issued by the CRC, which is applicable to periods after August 4, 2004, modified the conditions for including special purpose entities in the consolidation perimeter; in particular, it eliminated the requirement of equity ownership with respect to these entities. Consequently, all special purpose entities must be consolidated if Rhodia directly or indirectly controls these entities, even if Rhodia does not own any shares.

The special purpose entities identified by Rhodia are those entities involved with asset securitization. Rhodia believes that it does not control these entities. However, the concept of the retention of decision-making power, an essential criterion in determining control of these entities, as well as the conditions for applying the new standard to foreign entities, are subject to precise instructions from a group of experts, set up by the CNC, that are addressing this issue. These entities may need to be consolidated by Rhodia as of December 31, 2004, according to the standards that will be issued by the CNC.

The results of the sales of receivables have been presented by Rhodia as a note to its condensed consolidated financial statements. This information is included in Note 8.

Changes in Presentation

Reclassifications in the Consolidated Statements of Operations

Rhodia's shipping and handing costs, previously classified as administrative and selling expenses, are included in production costs and expenses in the Consolidated Statements of Operations as of December 31, 2003 and subsequently. The amount of these costs ((euro)238 million) for the nine months ended September 30, 2003 has been reclassified for comparability.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



Reclassifications in the Consolidated Cash Flow Statements

Debt issuance costs, previously included in cash flows from operating activities, are now presented in cash flows from financing activities. The amount ((euro)38 million) for both the nine months ended September 30, 2003 and the year ended December 31, 2003, previously included in changes in other operating assets and liabilities have been reclassified as a reduction of new long-term borrowings.

Deferred income taxes and unrealized exchange differences, and changes in operating and financial reserves are separately presented in the Consolidated Statements of Cash Flows as of December 31, 2003 and subsequently. These amounts for the nine months ended September 30, 2003 have been reclassified for comparability.


Note 2 - Scope of Consolidation and Comparability

The principal changes in the reporting entity for the nine months ended September 30, 2004 and the year ended December 31, 2003 are as follows:

First Nine Months of 2004

- April 2004 - Sale of Rhodia's 50% equity ownership in Extractos Naturales Gelymar S.A. to Syntex. S.A.

- May 31, 2004 - Sale of the Food Ingredients business to the Danisco Group.

- June 22, 2004 - Sale of the UK and European Specialty Phosphates business to Thermphos International.

- August 6, 2004 - Sale of the European potable and wastewater treatment business to Feralco AB.

- August 13, 2004 - Sale of the North American Specialty Phosphates business to Bain Capital.

2003

- July 2003 - Sale of the polyurethane flame retardants business.

- September 2003 - Sale of the paper and textile industrial additives business.

Based on a comparable basis of reporting entity and exchange rates, net sales and operating income would have been (euro)3,831 million and (euro)(122) million, respectively, for the nine months ended September 30, 2003.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



Note 3 - Segment Information

In connection with its reorganization and rationalization programs, Rhodia has reorganized its previous internal structure, which was based on four market-oriented divisions, into a new organization comprised of nine enterprises. Prior year's data was reclassified.

---------------------------------------------------------------------------------------------------------------------------
                                         Perfumery,                      Home,         Phosphorus,
                            Rhodia      Performance                Personal Care &    Phosphates &
                            Pharma          &                        Industrial          Food           Eco
(In millions of (euro))    Solutions   Agrochemicals   Polyamide     Ingredients      Ingredients     Services     Acetow
---------------------------------------------------------------------------------------------------------------------------
Nine months ended
 September 30, 2004:

Net sales                      180            258        1,139            464             701           157          298
Intersegment sales             (4)           (13)         (86)           (13)            (34)             -            -
Net sales - external           176            245        1,053            451             667           157          298
Operating income              (54)           (48)           38             41              29            32           52
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------
                                Performance    Rare Earths,
                               Products for    Silicones &
                              Multifunctional    Silica
(In millions of (euro))           Coatings       Systems     Other   Consolidated
---------------------------------------------------------------------------------
Nine months ended
 September 30, 2004:

Net sales                            396           560        91        4,244
Intersegment sales                  (18)          (24)       (4)        (196)
Net sales - external                 378           536        87        4,048
Operating income                     (9)           (5)     (156)         (80)
---------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
                                         Perfumery,                      Home,         Phosphorus,
                            Rhodia      Performance                Personal Care &    Phosphates &
                            Pharma          &                        Industrial          Food           Eco
(In millions of (euro))    Solutions   Agrochemicals   Polyamide     Ingredients      Ingredients     Services     Acetow
---------------------------------------------------------------------------------------------------------------------------
Nine months ended
 September 30, 2003:

Net sales                      195            273        1,025            463             851           163          325
Intersegment sales             (3)           (22)         (74)           (13)            (43)             -            -
Net sales - external           192            251          951            450             808           163          325
Operating income             (102)           (10)           30             35            (69)            48           57
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------
                                Performance    Rare Earths,
                               Products for    Silicones &
                              Multifunctional    Silica
(In millions of (euro))           Coatings       Systems     Other   Consolidated
---------------------------------------------------------------------------------
Nine months ended
 September 30, 2003:

Net sales                            400           544        95        4,334
Intersegment sales                  (16)          (23)       (5)        (199)
Net sales - external                 384           521        90        4,135
Operating income                     (3)           (5)     (124)        (143)
---------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------
                                         Perfumery,                      Home,         Phosphorus,
                            Rhodia      Performance                Personal Care &    Phosphates &
                            Pharma          &                        Industrial          Food           Eco
(In millions of (euro))    Solutions   Agrochemicals   Polyamide     Ingredients      Ingredients     Services     Acetow
----------------------------------------------------------------------------------------------------------------------------
Year ended
December 31, 2003:

Net sales                      260            366        1,373            609           1,108           213          424
Intersegment sales             (4)           (31)        (101)           (17)            (57)             -            -
Net sales - external           256            335        1,272            592           1,051           213          424
Operating income             (109)           (11)           55             42            (70)            44           72

---------------------------------------------------------------------------------
                                Performance    Rare Earths,
                               Products for    Silicones &
                              Multifunctional    Silica
(In millions of (euro))           Coatings       Systems     Other   Consolidated
---------------------------------------------------------------------------------
Year ended
December 31, 2003:

Net sales                            523           721       124        5,721
Intersegment sales                  (21)          (30)       (7)        (268)
Net sales - external                 502           691       117        5,453
Operating income                     (1)           (3)     (178)        (159)

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



Note 4 - Financial Expense - Net

--------------------------------------------------------------------------------
 December 31,                                      September 30,   September 30,
    2003       (In millions of (euro))                  2004            2003
--------------------------------------------------------------------------------
    (187)      Interest expense                         (161)           (118)
      62       Interest income                            20              24
       3       Capitalized interest                        1               2
    (128)      Other financial charges - net             (62)            (16)
--------------------------------------------------------------------------------
    (250)      Total                                    (202)           (108)
--------------------------------------------------------------------------------

Issuance costs of new loans or credit facilities are recorded as an asset. The amortization of these costs is spread over the duration of the financing and is included in other financial charges - net. Concerning the RFA credit facility, the amortization of these costs is linear, except that an exceptional amortization was recorded upon the reduction of the maximum amount of the RFA facility in proportion to the amount of this reduction.

The nonrecurring expenses relating to the financial reorganization recorded in financial expense for the nine months ended September 30, 2004 amounts to
(euro)26 million, of which:

     o (euro)12 million relates to the premium paid on the repurchase of the Euro medium-term notes due in 2005;
     o (euro)11 million relates to the RFA facility, of which (euro)7 million relates to the exceptional amortization of the issuance costs upon the reduction of the maximum amount of the RFA facility from (euro)758 million to (euro)565 million, and (euro)4 million relates to costs charged directly to expense; and
     o    (euro)2 million relates to the rights offering (see Note 9).


Note 5 - Other Income/(Expense) - Net

-----------------------------------------------------------------------------------
December 31,                                           September 30,   September 30,
   2003       (In millions of (euro))                       2004            2003
-----------------------------------------------------------------------------------
              Gains/(losses) on disposals of assets -
       (31)   net (1)                                        255            (23)
        13    Net gains/(losses) on foreign currency           7             16
         2    Dividends from other investments                 -              2
       (30)   Losses on financial assets                      (2)           (19)
       (21)   Loss on sales of receivables                   (12)           (16)
       (31)   Other income/(expense) - net                     4            (25)
-----------------------------------------------------------------------------------
       (98)   Total                                          252            (65)
-----------------------------------------------------------------------------------

(1) Includes, for the nine months ended September 30, 2004, a (euro)185 million gain relating to the sale of the Food Ingredients business (net of working capital adjustments), a (euro)65 million gain relating to the sale of the North American specially phosphates business, a (euro)27 million gain relating to the sale of the Aubervillers site and a (euro)(19) million loss relating to the partial divestment of the Ying Long subsidiary.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



Note 6 - Income Taxes

Principally as a result of not recording deferred income tax benefits relating to losses incurred during the first nine months of 2004, in particular in France, for approximately (euro)53 million, income tax expense for the nine months ended September 30, 2004 amounted to (euro)79 million despite a consolidated loss before income taxes of (euro)(110) million. The income tax expense on the third quarter principally relates to the capital gain on the North American Specialty Phosphates business.


Note 7 - Investments Accounted for by the Equity Method

--------------------------------------------------------------------------------
                                         %         September 30,    December 31,
(In millions of (euro))              Ownership         2004             2003
--------------------------------------------------------------------------------
Nylstar Group                           50%              -                18
Butachimie                              50%             63                59
Gelymar                                 50%              -                10
Others                                                  27                36
--------------------------------------------------------------------------------
Total                                                   90               123
--------------------------------------------------------------------------------

As of September 30, 2004, Nylstar owes Rhodia (euro)46 million, which is Rhodia's total investment in Nylstar. As a result of significant losses experienced over the past three years and the significant restructuring program launched in 2003, Nylstar faces financial difficulties that caused the management of this joint venture to renegotiate its loans with its financial lenders in order to improve its liquidity and to continue to operate. In the meantime, Nylstar received shareholder loans from its two partners of (euro)38 million, of which (euro)26 million was advanced over the first six months of the year (subscribed 50% by Rhodia). It is expected that the shareholders loans will be converted to capital with the signing of the bank refinancing agreement. As of September 30, 2004, the reorganization programs and refinancing negotiations are continuing between Nylstar, its lenders and its shareholders.


Note 8 - Asset Securitizations

During 2004 and 2003, certain Rhodia companies sold uncollected trade and other receivables, on a monthly or quarterly basis, in accordance with multi-year asset securitization agreements entered into with various banks under which receivables can be sold, on a non-recourse basis, either to qualifying special purpose entities (QSPEs) or directly to banks, and are settled against cash payments and undivided interests in a defined pool of receivables (residual interests). The QSPEs then sell the interests they purchased in those receivables to commercial paper conduits.

The amount of trade receivables sold as of September 30, 2004 and December 31, 2003 was (euro)413 million and (euro)523 million, respectively, which generated a net cash collection of (euro)291 million as of September 30, 2004 compared with (euro)378 million as of December 31, 2003, reflecting a dilution of 29.6% and 27.7%, respectively.

The amount of other receivables sold as of September 30, 2004 and December 31, 2003 was (euro)34 million and (euro)48 million, respectively, which generated a net cash collection of (euro)24 million

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004 as of September 30, 2004 compared with (euro)35 million as of December 31, 2003, reflecting a dilution of 29.6% and 27.1%, respectively.

The loss on the sales of receivables is reported as Other income/(expense) - net (see Note 5) and amounts to (euro)12 million, (euro)16 million and (euro)21 million, respectively, for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003.


Note 9 - Stockholders' Equity

On April 13, 2004, Rhodia launched a new issue of capital with preferential subscription rights, which was completed on May 7, 2004, and which generated gross proceeds of (euro)471 million. This new issue of capital resulted in the issuance of 448,272,970 new shares based on five new shares for two old shares. The new shares were sold at (euro)1.05 per new share, or a premium of (euro)0.05 per share, which generated an issuance premium of (euro)22 million. The expenses of the offering amounted to (euro)24 million. These expenses were charged initially to the issuance premium with the residual amount of (euro)2 million being recorded in the statement of operations under Financial expense - net.


Note 10 - Reserves for Pensions, Deferred Income Taxes and Other Costs

(a)      Movements

-----------------------------------------------------------------------------------------------------------------------------
                                  Balance,             Expenditures                                               Balance,
                                 January 1,    New      Charged to   Reclassifications  Change in               September 30,
                                    2004     Measures   Reserves           (3)          Structure  Translation      2004
-----------------------------------------------------------------------------------------------------------------------------
Pension and retirement costs (1)     644        52        (44)            (62)             (4)          --           586
-----------------------------------------------------------------------------------------------------------------------------
Restructuring                        152       121        (75)             --               --           2           200
-----------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                140        39         --              --             (43)           3           139
-----------------------------------------------------------------------------------------------------------------------------
Environmental                         83         2        (15)             --               --           2            72
-----------------------------------------------------------------------------------------------------------------------------
Other (2)                            237        15        (49)             30              (5)           3           231
-----------------------------------------------------------------------------------------------------------------------------
Total                              1,256       229       (183)           (32)             (52)          10         1,228
-----------------------------------------------------------------------------------------------------------------------------

(1) Certain pension and retirement liabilities have been curtailed as a result of the reorganization plan that commenced during the first nine months of 2004, as well as sale of the Food Ingredients business. Consequently, a reduction of the provision for pension and retirement liabilities was recorded in the statement of operations under the caption "Restructuring and environmental costs" for (euro)12 million and under the caption "Other income/(expense)" for (euro)4 million, depending on the operation that caused the curtailment.
(2) Of which (euro)16 million for the first nine month of 2004 relates to the Silver Bow provision (see Note 12b).
(3)   Reclassifications relate to:
       o (euro)(32) million of other to the reclassification of the negative equity in Primester as a reduction of the loans to Primester, which resulted from the financial reorganization of Rhodia during the first nine months of 2004 in which Rhodia S.A. loaned (euro)96 million and Rhodia Inc. loaned (euro)5 million to Primester in order for Primester to repay its debt to financial institutions.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



       o (euro)62 million relating to long-term service payments that were transferred from pension and retirement costs to other.

(b)     Reorganization

The new measures for restructuring that were recorded during the first nine months of 2004 amounted to (euro)111 million and correspond mainly to:

     o the reorganization in research, the development of a shared services center in France, the reduction of the Corporate structure and the industrial restructuring plan in the Perfumery, Performance and Agrochemicals enterprise for (euro)72 million.
     o    the reorganization plan in the U.K. for (euro)18 million.

Revisions of prior years' restructuring costs amounted to (euro)(5) million. The reduction of the restructuring provision for (euro)75 million relates solely to spending during the first nine months of 2004.


Note 11 - Financial Debt

a) Refinancing Plan:

The refinancings completed during the first nine months of 2004 were as follows:

     o On March 31, 2004, Rhodia entered into a new credit facility (the "RFA") for (euro)758 million, including a (euro)119 million short-term facility and a (euro)639 million medium-term facility. The RFA replaced the SCA, which had been entered into on December 23, 2003 and which was repaid in full and cancelled on May 14, 2004. Also on May 14, 2004, Rhodia cancelled the RFA's (euro)119 million short-term facility and reduced the RFA's medium-term facility to (euro)565 million. The maturity date of the RFA is March 31, 2006.
     o On May 17, 2004, Rhodia completed a high-yield bond offering with a maturity date of June 1, 2010, comprised of two tranches, one with a nominal value of $647 million and the other with a nominal value of
          (euro)181 million. The discount on these bonds was $37 million and
          (euro)10 million, respectively.
     o    On June 11, 2004, Rhodia closed on a public offer to repurchase its
          (euro)500 million, 6.25%, Euro Medium-Term Notes, maturing May 31, 2005, at 102.5% of par. The nominal value of the repurchased notes was
          (euro)451 million, or more than 90% of these notes, and the premium paid was (euro)12 million.
     o    Prepayment of its U.S. Private Placement Notes of $290 million.
     o    Partial payment of other indebtedness of (euro)62 million, including
          (euro)47 million relating to capital leases.
     o    Payment of fees and expenses totalling (euro)73 million.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



b) Financial debt analysis

-----------------------------------------------------------------------------------------------------------
    (In millions of (euro))             September 30,     December 31,
                                            2004              2003             Maturity       Interest Rate
-----------------------------------------------------------------------------------------------------------
High-yield notes, $ tranche                  521                 -            06/01/2010          10.25%
High-yield notes, (euro) tranche             181                 -            06/01/2010          10.50%
Euro medium-term notes                        49               500            05/31/2005           6.25%
Euro medium-term notes                       300               300            03/31/2006           6.00%
U.S. private placement notes                  -                170            06/30/2004           9.00%
U.S. private placement notes                  -                 59            06/30/2004           9.45%
Senior notes $ tranche                       161               158            06/01/2010        7.625%(1)
Senior notes (euro) tranche                  200               200            06/01/2010         8.00%(1)
Senior subordinated notes $ tranche          310               305            06/01/2011        8.875%(1)
Senior subordinated notes (euro) tranche     300               300            06/01/2011         9.25%(1)
Revolving syndicated and other                                                                 Libor/Euribor
bilateral credit facilities                  311             1,025            2004-2007      +0.45% to 3.05%
Capital lease obligations                    207               264            2005-2011
Other obligations                             35                34            2008-2016         1% to 7.9%
Commercial paper                              35                18            1-3 months      Euribor + 0.4%
-----------------------------------------------------------------------------------------------------------
Total Debt                                 2,610             3,333
---------------------------------------------------------------------------


(1) For the periods below, the interest rates were increased in accordance with the bond indentures as follows:

        o    November 28, 2003 to February 27, 2004: 0.25%
        o    February 28, 2004 to May 27, 2004: 0.50%
        o    May 28, 2004 to August 28, 2004: 0.75%

All financial debt is non-convertible and is senior debt unless otherwise noted. The use of the RFA by Rhodia is subject to maintaining certain financial ratios (covenants). Rhodia indicates that three ratios defined in the RFA: Consolidated Net Indebtedness/Adjusted EBITDAR, EBITDAR/Net Financial Expenses and Consolidated Net Indebtedness which as of September 30, 2004, were 6.22, 2.05 and (euro)2,448 million, respectively, are in compliance with the commitments entered into by Rhodia.

According to the RFA, the components of the ratios are defined as follows:


     o Consolidated net financial indebtedness as defined in the Refinancing Facilities Agreement includes long-term debt, bank overdrafts, current portion of long-term debt, plus guarantees by us with respect to indebtedness of third parties, joint ventures or unconsolidated subsidiaries, amounts outstanding under our securitization programs or leases and short-term borrowings less the aggregate of available cash, short-term deposits and marketable securities.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



     o Adjusted EBITDAR corresponds to the EBITDAR of Rhodia and each relevant subsidiary. EBITDAR is defined as operating income (before restructuring costs and after the cash impact of provisions other than provisions for restructuring) plus depreciation and amortization of tangible and intangible assets plus the aggregate amount of any lease rental payments. A relevant subsidiary is defined as an unconsolidated subsidiary or joint venture entity in which we own or effectively control at least 20% of the capital and voting rights, and for which a guarantee, indemnity or similar assurance of financial indebtedness has been given.

     o Net financial expenses are defined as the aggregate of interest on financial debt and financing operations, after capitalization of financial expenses related to financing of certain assets and incorporated in the purchase cost of such assets, less the interest income from financial assets.


Note 12 - Commitments and Contingencies

a) Pledged shares

The shares of certain operating subsidiaries, as well as intercompany loans between these subsidiaries and Rhodia S.A. were pledged as security to the lender banks under the RFA.

b) Environmental matters

Rhodia is involved in certain environmental matters in the normal course of business, involving remediation activities relating to soil and ground contamination at some sites. Rhodia believes that there are no new significant actions other than those disclosed in Note 25 to the 2003 audited consolidated financial statements.

Concerning the litigation relating to the storage of phosphorus waste at Rhodia Inc.'s Silver Bow, Montana site in the United States, a sentencing proceeding was held on April 29, 2004. The sentence requires Rhodia Inc. to pay a fine of $18 million, which was accrued in 2003, and to remediate the subject contamination. The fine was paid on May 3, 2004. With respect to the subject contamination, Rhodia has recorded a $24 million accrual as of September 30, 2004. The precise nature of the remedial action, however, has not yet been determined, and actual costs could substantially exceed the amount of the provision depending on the method of remediation required, as finally approved by the relevant authorities.

Pursuant to the Environmental Indemnification Agreement with Aventis, dated May 26, 1998, Rhodia could claim, under certain conditions, indemnification from Aventis, with respect to costs that may arise from certain unanticipated environmental liabilities. On March 27, 2003, Rhodia and Aventis entered into an agreement to settle Rhodia's present and future claims under the Environmental Indemnification Agreement. Pursuant to the settlement, Aventis agreed to pay Rhodia a total of (euro)88 million, of which (euro)26 million was received in 2002, (euro)31 million was received in 2003 and the balance of (euro)31 million was received by Rhodia on April 23, 2004.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



c) Foreign exchange risk, interest rate and price variation management

Rhodia believes that there are no significant changes in foreign exchange risk, interest rate and price variation management, management of risk of oil-based commodities and concentration of counterparty risk other than those disclosed in
Note 25 to the 2003 audited consolidated financial statements.

d) Claims and litigation

Rhodia is involved in certain litigation in the normal course of business, involving primarily product liability claims, claims by the buyers of businesses previously sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace. Rhodia believes that there are no new significant actions in which Rhodia would be required to record a provision other than those disclosed in Note 25 to the 2003 audited consolidated financial statements, except for the litigation described hereafter.

By orders served on March 23 and March 30, 2004 by the Tribunal de Grande Instance de Grenoble, Chloralp, a supplier to Rhodia, obtained orders authorizing the seizure of accounts receivables and bank accounts of Rhodia Intermediaires, as well the placing of liens on its shares in certain joint ventures, with respect to a (euro)41 million claim of Chloralp. Rhodia has contested the merits of these orders. A tentative agreement was signed on July 26, 2004 with Chloralp providing for the lifting of the seizure of these assets. On October 25, 2004, Chloralp was ordered by judgment of the Tribunal de Grande Instance de Grenoble to resume supply of chlorine to Rhodia Intermediaires' TDI unit as soon as Rhodia demonstrates a security deposit of (euro)41 million. Simultaneously to renewal of chlorine deliveries, Rhodia appealed the decision. Prior to the judgment, Rhodia made an offer to Chloralp's sole shareholder, LaRoche Industries, to purchase Chloralp. Discussions continue between the two companies.

On March 11, 2004, LaRoche Industries Inc., the parent company of Chloralp, filed a proceeding against Rhodia Intermediaires, a subsidiary of Rhodia, and Novacap, a entity owned by Bain Capital, in the Tribunal de Grande Instance de Grenoble, to seek the cancellation of the sale by Rhodia Intermediaires of its hydrochloric acid business to Bain Capital and compensation of approximately
(euro)46 million. On October 1, 2004, the Tribunal de Grande Instance de Grenoble issued a judgment against LaRoche Industries, Inc. for all claims and ordered it to pay (euro)70 thousand to Rhodia in accordance with the French New Code of Civil Procedure.

Following the proceeding brought to the Tribunal de Commerce de Paris against Aventis and certain members of Rhodia's board of directors, Edouard Stern and Finance and Trading Ltd, a company that he manages, withdrew their personal damage complaints from the Paris courts. On June 29, 2004, Finance and Trading Ltd. refiled this personal complaint with the Supreme Court of the State of New York. Another shareholder (Lakonia Management Limited) has joined in this proceeding. The plaintiffs claim damages of more than (euro)60 million. On August 12, 2004, Rhodia received notification that it is a defendant in this proceeding along with Aventis and certain members of Rhodia's board of directors.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004


Note 13 - Discontinued Operations

Discontinued operations are those business sold as of September 30, 2004, principally the Food Ingredients, the North American and European Specialty Phosphates and the European Potable and Waste Water Treatment businesses.

Discontinued operations includes the results of operations of a business sold or held for sale and income tax effects, but excludes expenses not sold to the purchaser. If the income statement elements of the discontinued operations were presented on one separate line, summary income statement data of the ongoing operations would be as follows:

-------------------------------------------------------------------------------------
December 31,                                           September 30,   September 30,
   2003       (In millions of (euro))                      2004             2003
-------------------------------------------------------------------------------------
      4,698   Net sales                                    3,657            3,552
       (156)  Operating income/(loss)                       (107)            (129)
     (1,097)  Income/(loss) from continuing operations      (428)            (911)
       (254)  Discontinued operations (1)                    271             (267)
-------------------------------------------------------------------------------------
     (1,351)  Net income/(loss)                             (157)          (1,178)
-------------------------------------------------------------------------------------

(1) Includes a net gain on disposal of (euro)248 million for the nine months ended September 30, 2004 and a net loss on disposal of (euro)(47) million and
(euro)(46) million for the nine months ended September 30, 2003 and the year ended December 31, 2003, respectively, (income taxes)/benefit of (euro)(2) million, (euro)1 million and (euro)3 million for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003, respectively, and goodwill and intangible asset impairments of (euro)222 million for the nine months ended September 30, 2003 and the year ended December 31, 2003.


Note 14 - Subsequent Event

Rhodia received on November 8 2004 a claim from Innophos, Inc. that originates from the Mexican National Water Commission related to water usage at the Coatzacoalcos plant during the 1998-2002 time period. The Coatzacoalcos plant was included in Rhodia's sale of the North American specialty phosphates business to Innophos, Inc in August 2004. Rhodia is reviewing this claim for approximately $130 million (in fees, interest and penalties) and its relationship to the terms of the sale. Rhodia is currently in contact with Innophos Inc. regarding this claim and is unable to provide further details while its initial assessment is underway.

Note 15 - Reconciliation to U.S. GAAP

Rhodia applies French GAAP in the preparation of the condensed consolidated financial statements. The differences between French GAAP and U.S. GAAP that have a material effect on Rhodia's condensed consolidated financial statements are described below.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004


15.1     Accounting Policies

a) Derivatives and hedging activities


Accounting for Derivatives and Hedging Activities (FAS 133) requires the valuation of derivatives at fair value and the recognition of derivatives as an asset or a liability on the condensed consolidated balance sheet. Gains or losses resulting from changes in the values of derivatives are accounted for depending upon their intended use and whether they qualify for hedge accounting. The principal difference between FAS 133 and French GAAP, as it applies to Rhodia, relates to the accounting for cash flow hedges. Under FAS 133, the fair value of cash flow hedges is recorded as an asset or a liability with an offset to Other comprehensive income. Upon realization of cash flow hedges, Other comprehensive income is reclassified into Net income. Under French GAAP, cash flow hedges are commitments and are not recorded on the condensed consolidated balance sheet.

The effect of applying this standard is a reduction of Stockholders' equity as of September 30, 2004 and December 31, 2003. The application of this standard had no impact on Rhodia's Net income for the nine months ended September 30, 2004 and 2003 or the year ended December 31, 2003.

b) Goodwill and other intangible assets

Accounting for Goodwill and Other Intangible Assets (FAS 142) requires the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. French GAAP requires the amortization of goodwill and indefinite-lived intangible assets. In addition, in the event of an impairment of goodwill, U.S. GAAP requires a two-step process. The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit with its respective carrying value. The second step, only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the reporting unit's implied fair value of goodwill with the carrying value of its goodwill. The implied fair value of goodwill is calculated by fair valuing the reporting unit's assets and liabilities in a similar manner to that used for purchase accounting under Business Combinations (FAS 141) and comparing the result with the fair value of the reporting unit to determine the amount of the implied fair value of goodwill. Under French GAAP, the amount of goodwill impairment is only based on the results of the above first step.

c) Long-lived assets

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that in the event of an impairment of a long-lived asset that is part of an asset group (defined as the lowest level of assets for which identifiable cash flows are largely independent of the cash flows of other assets), the recording of an impairment of that asset is not permitted unless the asset group is impaired. Under French GAAP, the recording of an impairment of a long-lived asset is required if that asset is impaired.

d)  Pensions

Employers' Accounting for Pensions (FAS 87) requires that a liability be recognized on the condensed consolidated balance sheet at least equal to the unfunded accumulated benefit obligation if the accumulated benefit obligation exceeds the fair value of plan assets. An additional minimum liability is also required to be recognized when an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004 costs, (b) the liability already recognized as unfunded accrued pension costs is less than the unfunded benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized an equal amount is also recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service costs. If this additional liability exceeds unrecognized prior service costs, then the excess is reported, net of tax, as a component of Other comprehensive income. The above described minimum liability requirement does not exist under French GAAP.

e) Discontinued operations

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation. The same treatment apples to a component of an entity that is classified as held for sale. The results of operations of thee businesses, including financial expense, income taxes and the gain/(loss) on the disposal, are all reflected as a discontinued operation, and prior periods presented must be restated on a comparable basis. Under French GAAP, the results of operations of a business sold or held for sale are included until its date of disposal.

f) Environmental indemnification agreement

Rhodia and Aventis entered into an Environmental Indemnification Agreement, dated May 26, 1998, which provided for indemnification of certain environmental liabilities between Rhodia and Aventis that could arise in connection with Rhodia's chemical businesses at sites transferred to Rhodia on January 1, 1998. Under U.S. GAAP, these indemnification payments from Aventis are accounted for as additional contributed capital resulting from the transfer of these assets to Rhodia on January 1, 1998. Under French GAAP, these indemnification payments are recorded as a reduction of the related environmental expenses.

g) Asset retirement obligations

Accounting for Asset Retirement Obligations (FAS 143) addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operations of a long-lived asset. FAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement cost is then capitalized as part of the carrying value of the long-lived asset and subsequently charged to expense over the asset's useful life. Currently, Rhodia believes that these obligations cannot be determined and that it cannot make a reasonable estimate of potential asset retirement obligations under existing regulations, since its industrial sites have long and indeterminable production lives.

h) Guarantees

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) requires the recognition of a liability at the inception of the guarantee for guarantees issued or modified after December 31, 2002, for the fair value of the obligation that Rhodia assumed in issuing the guarantee. Currently, there were

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004 no differences between French GAAP and U.S. GAAP relating to the accounting for guarantees.

i) Instruments with characteristics of both liabilities and equity

Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (FAS 150) established standards for the classification of certain freestanding financial instruments that have characteristics of both liabilities and equity. FAS 150 requires the classification of a financial instrument within its scope, which may have previously been reported as equity, as a liability, or in certain circumstances as an asset. Currently, there are no such instruments.

j) Leases

Accounting for Leases (FAS 13) requires that gains on sale/leaseback transactions that are accounted for as operating leases must be deferred and amortized over the term of the lease. For French GAAP, these gains are recognized in net income.

k) New accounting standards for U.S. GAAP in 2004

Employers' Disclosures about Pensions and Other Postretirement Benefits (FAS 132 (Revised)) (FAS 132R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Those disclosures include information describing the types of plan assets, investment strategies, measurement date(s), plan obligations, cash flows and components of net periodic benefit costs. Rhodia will provide the additional disclosures required by FAS 132R by December 31, 2004.

Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") (FSP 106-2). Rhodia's U.S. subsidiary sponsors a post-employment health care benefit plan that provides prescription drug coverage. Pursuant to FSP 106-1, Rhodia elected to defer the accounting for the effects of the Act pending authoritative guidance on the accounting for the U.S. federal subsidy Rhodia will prospectively adopt FSP 106-2 as of July 1, 2004. Rhodia believes that the impact of the Act on its consolidated financial statements will not be significant.

Consolidation of Variable Interest Entities (FIN 46 (Revised)) requires the consolidation of a variable interest entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or the holders of the equity investment at risk lack the characteristics of a controlling financial interest, and if Rhodia is the primary beneficiary. Rhodia has made an assessment of the FIN 46 (Revised) impact and has determined that it has investments in certain companies that are accounted for by the equity method that are variable interest entities. However, Rhodia believes that it is not required to consolidate these entities since it is not the primary beneficiary of these entities. If Rhodia determines that it is the primary beneficiary of these variable interest entities, then pursuant to FIN 46 (Revised), Rhodia must consolidate these entities by December 31, 2004.

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



15.2     Reconciliation between French GAAP and U.S. GAAP

a) Net income/(loss)

A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the nine months ended September 30, 2004 and 2003 and for the year ended December 31, 2003 follows.

--------------------------------------------------------------------------------------
 December 31,                                             September 30,  September 30,
    2003        (In millions of (euro))                       2004           2003
--------------------------------------------------------------------------------------
   (1,351)      Net income/(loss) (French GAAP)                (157)         (1,178)
                Goodwill amortization and impairment,
                including differences in the net book
      (77)      values of goodwill of businesses sold             2             (83)
       18       Long-lived asset impairments                      -              18
        -       Sale/leaseback transaction                      (26)              -
                Environmental indemnification
      (40)      agreement                                        (2)            (27)
       (5)      Deferred income tax adjustments                   -              (9)
--------------------------------------------------------------------------------------
   (1,455)      Net income/(loss) (U.S. GAAP)                  (183)         (1,279)
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
 December 31,                                             September 30,  September 30,
    2003        (In (euro))                                   2004           2003
--------------------------------------------------------------------------------------
                Basic and diluted earnings/(loss) per
    (8.11)      share - U.S. GAAP                             (0.44)          (7.13)
--------------------------------------------------------------------------------------

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



b) Stockholders' equity

A reconciliation of stockholders' equity between French GAAP and U.S. GAAP as of September 30, 2004 and December 31, 2003 follows.

--------------------------------------------------------------------------------
December 31,                                                       September 30,
   2003       (In millions of (euro))                                  2004
--------------------------------------------------------------------------------
    252       Stockholders' equity (French GAAP)                        567
     (6)      Derivatives (cash flow hedges)                             (9)
              Goodwill amortization and impairment, including
              differences in the  net book values of goodwill of
    (36)      businesses sold                                           (18)
     18       Long-lived asset impairments                                -
      -       Sale/leaseback transaction                                (26)
   (499)      Pension liability over plan assets                       (506)
    (13)      Environmental indemnification agreement                    16
     61       Deferred income tax adjustments                            64
--------------------------------------------------------------------------------
   (223)      Stockholders' equity (U.S. GAAP)                           88
--------------------------------------------------------------------------------

c) Comprehensive income/(loss)

Comprehensive income/(loss) includes all changes in stockholders' equity during a period except those resulting from investments by and distributions to stockholders. The following table presents comprehensive income/(loss) for the nine months ended September 30, 2004 and 2003 and for the year ended December 31, 2003.

--------------------------------------------------------------------------------
 December 31,                                      September 30,   September 30,
    2003       (In millions of (euro))                 2004            2003
--------------------------------------------------------------------------------
  (1,455)      Net income/(loss) (U.S. GAAP)           (183)          (1,279)
      30       Derivatives                               (1)              19
    (113)      Pension liability over plan assets        (6)               8
    (147)      Translation                               21             (116)
--------------------------------------------------------------------------------
  (1,685)      Comprehensive income/(loss)             (169)          (1,368)
--------------------------------------------------------------------------------

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004



d) Operating income

The goodwill impairment of continuing operations, the loss on the sales of receivables, the litigation settlement and other income/(expense) which are recorded below operating income in accordance with French GAAP should be included in operating income for U.S. GAAP. In addition, the differences in the accounting for the impairment in long-lived assets, the environmental indemnification agreement and the sale/leaseback transaction between French GAAP and U.S. GAAP affect the reconciliation of operating income. A reconciliation of operating income between U.S. GAAP and French GAAP follows.

--------------------------------------------------------------------------------------
December 31,                                             September 30,  September 30,
   2003       (In millions of (euro))                        2004           2003
--------------------------------------------------------------------------------------
   (159)      Operating income/(loss) - French GAAP           (80)          (143)
              Operating (income)/loss of discontinued
      3       operations included above                       (27)            14
              Goodwill impairment of continuing
   (428)      operations                                       -            (428)
    (21)      Loss on sales of receivables                    (12)           (16)
      -       Sale/leaseback transaction                        1              -
      -       Litigation settlement                             -            (16)
    (31)      Other income/(expense)                            4             (9)
    (40)      Environmental indemnification agreement          (2)           (27)
--------------------------------------------------------------------------------------
   (676)      Operating income/(loss) - U.S. GAAP            (116)          (625)
--------------------------------------------------------------------------------------

e) Discontinued operations - FAS 144 additional disclosures

Discontinued operations are those business sold or held for sale as of September 30, 2004, principally the Food Ingredients, the North American and European Specialty Phosphates and the European Potable and Waste Water Treatment businesses, that qualify as a component of an entity. Discontinued operations includes the results of operations of the business sold or held for sale and income tax effects, but excludes expenses not sold to the purchaser.

Presented below is consolidated summary financial information for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003, reflecting the disposals of businesses that qualify as a component of an entity as discontinued operations.

-------------------------------------------------------------------------------------
December 31,                                            September 30,   September 30,
   2003       (In millions of (euro))                       2004            2003
-------------------------------------------------------------------------------------
   4,698      Net sales                                    3,657            3,552
    (676)     Operating income/(loss)                       (116)            (625)
  (1,191)     Income/(loss) from continuing operations      (442)          (1,002)
    (264)     Discontinued operations (1)                    259             (277)
-------------------------------------------------------------------------------------
  (1,455)     Net income/(loss)                             (183)          (1,279)
-------------------------------------------------------------------------------------

(1) Includes a net gain on disposal of (euro)236 million for the nine months ended September 30, 2004 and a net loss on disposal of (euro)(49) million and
(euro)(48) million for the nine months ended September 30, 2003 and the year ended December 31, 2003, respectively, (income

Rhodia and subsidiaries
Unaudited condensed financial statements for the nine months ended September 30, 2004 taxes)/benefit of (euro)(2) million, (euro)1 million and (euro)3 million for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003, respectively, and a goodwill impairment of (euro)230 million for the nine months ended September 30, 2003 and the year ended December 31, 2003.

-------------------------------------------------------------------------------------
December 31,                                           September 30,   September 30,
   2003       (In (euro))                                  2004            2003
-------------------------------------------------------------------------------------
              Basic and diluted earnings/(loss) per
              share:
     (6.64)   Continuing operations                        (1.05)         (5.59)
     (1.47)   Discontinued operations                       0.61          (1.54)
-------------------------------------------------------------------------------------
     (8.11)   Earnings/(loss) per share                    (0.44)         (7.13)
-------------------------------------------------------------------------------------

Exhibit 12.1:  Ratio of Earnings to Fixed Charges


----------------------------------------------------------------------------------------------------------------------------
                                               Ratio of Earnings to Fixed Charges
                                              (In millions of (euro) except ratios)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    Nine Months Ended
                                                                                                    September 30, 2004

                                                                                               (French GAAP)    (U.S. GAAP)
----------------------------------------------------------------------------------------------------------------------------
 Fixed Charges:
 Interest expense, including amortization of premiums, discounts, capitalized expenses
   related to indebtedness, plus capitalized interest                                                193             193
 Reasonable approximation of the interest factor within rental expense (1)                             8               8
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     201             201
----------------------------------------------------------------------------------------------------------------------------
 Earnings:
 Pre-tax income/(loss) from continuing operations before adjustment for minority interests
   in consolidated subsidiaries or income/(loss) from equity investees (2)                           (44)           (331)
 Fixed charges                                                                                       201             201
 Amortization of capitalized interest                                                                  6               6
 Distributed income of equity investees                                                                1               1
 Capitalized interest                                                                                 (1)             (1)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     163            (124)
----------------------------------------------------------------------------------------------------------------------------
 Ratio of Earnings to Fixed Charges                                                              Note (3)        Note (3)
----------------------------------------------------------------------------------------------------------------------------

 (1) Rhodia assumed one-third of rental expense relating to operating leases as the interest portion thereof, as management believes that it represents a reasonable approximation of the interest factor.
 (2) The differences in pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/(loss) from equity investees between French GAAP and U.S. GAAP for the nine months ended September 30, 2004 relate to the amortization of goodwill and indefinite-lived assets for French GAAP but not for U.S. GAAP; to the accounting for disposals of businesses, that qualified as a component of an entity, as discontinued operations for U.S. GAAP but not for French GAAP, including the impact on the net book value of goodwill of business sold; to the differences between French GAAP and U.S. GAAP in the accounting for the sale/leaseback of operating leases and to the accounting for environmental indemnifications paid by Aventis.
 (3) The ratio coverage was less than 1:1 due to Rhodia's loss for the nine months ended September 30, 2004. To achieve a coverage ratio of 1:1, Rhodia must generate additional earnings of (euro)38 million for French GAAP and (euro)325 million for U.S. GAAP.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 22, 2004                     RHODIA

                                            By::  /S/ BRUNO MOUCLIER
                                                -------------------------------
                                                Name:   Bruno Mouclier
                                                Title:  Chief Financial Officer